       As filed with the Securities and Exchange Commission on March 2, 2000
                                                   Registration Nos. 333-
                                                                     811-8154-01




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------
                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           PRE-EFFECTIVE AMENDMENT NO.
                                                      -----
                            POST-EFFECTIVE AMENDMENT NO.
                                                        -----

                                     AND/OR

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                                AMENDMENT NO. 22


                               SEPARATE ACCOUNT A
                                       OF
                       FIRST FORTIS LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                        ---------------------------------


                       FIRST FORTIS LIFE INSURANCE COMPANY
                               (Name of Depositor)
                           220 Salina Meadows Parkway
                            Syracuse, New York 13212
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                  315-451-0066

                        ---------------------------------

                             DAVID A. PETERSON, ESQ.
                              500 Bielenberg Drive
                            Woodbury, Minnesota 55125
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

                       -----------------------------------

It is proposed that this filing will be come effective (check appropriate box):

                  immediately upon filing pursuant to paragraph (b) of Rule 485.
         ---
                  on                 pursuant to paragraph (b) of Rule 485.
         ---
                  60 days after filing pursuant to paragraph (a)(1) of Rule 485.
         ---
                  On                 pursuant to paragraph (a)(1) of Rule 485.
         ---

         If appropriate, check the following box:

                  This post effective amendment designates a new effective date
         ---      for a previously filed post effective amendment.

                     --------------------------------------

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file another amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              VARIABLE ACCOUNT A OF
                       FIRST FORTIS LIFE INSURANCE COMPANY

                     Cross Reference Sheet Showing Location
                         of Information in Prospectus or
                       Statement of Additional Information




Form N-4                                                      Prospectus Caption
--------                                                      ------------------
1.  Cover Page                                                Cover Page

2.  Definitions                                               Special Terms Used in This Prospectus

3.  Synopsis of Highlights                                    Summary; Charges and Deductions

4.  Condensed Financial                                       Summary -- Financial and Performance information
    Information

5.  General Description of Registrant,                        Summary--Separate Account Investment
    Depositor and Portfolio Companies                         Options; First Fortis and the Separate
                                                              Account; Fixed Account

6.  Deductions                                                Summary--Charges and Deductions;
                                                              Charges and Deductions

7.  General Description of Variable                           Accumulation Period; General Provisions
    Annuity Contracts

8.  Annuity Period                                            The Annuity Period

9.  Death Benefit                                             Summary--Death Benefit; Accumulation
                                                              Period
                                                              - Benefit Payable on Death of Annuitant or
                                                              Contract Owner

10. Purchases and Contract Value                              Accumulation Period -- Issuance of a
                                                              Contract and Purchase Payments --
                                                              Contract Value

11. Redemptions                                               Summary--Total and Partial Surrenders;
                                                              Accumulation Period -- Total and Partial
                                                              Surrenders

12. Taxes                                                     Summary--Tax Implications, Federal Tax Matters

                                                                 PROSPECTUS OR
                                                             STATEMENT OF ADDITIONAL
FORM N-4                                                        INFORMATION CAPTION
--------                                                     -----------------------
(cont'd.)

13. Legal Proceedings                                         None

14. Table of Contents of the Statement of                     Contents of the Statement of Additional
    Additional Information                                    Information

15. Cover Page                                                Cover Page

16. Table of Contents                                         Table of Contents

17. General Information and  History                          First Fortis Life Insurance Company

18. Services                                                  Services

19. Purchases of Securities Being Offered                     Reduction of Charges

20. Underwriters                                              Services

21. Calculation of Performance                                Appendix A
    Data

22. Annuity Payments                                          Calculation of Annuity Payments

23. Financial Statements                                      Financial Statements


TRIPLE

CROWN
VARIABLE
ANNUITY

Individual Flexible
Premium Deferred
Variable Annuity Contract
PROSPECTUS DATED
May 1, 2000
[FORTIS SOLID PARTNERS, FLEXIBLE SOLUTIONS(SM) LOGO]

FIRST FORTIS LIFE INSURANCE COMPANY

MAILING ADDRESS:    STREET ADDRESS:               PHONE: 1-800-745-8248
P.O. BOX 3249       308 MALLBIE ST.
SYRACUSE, NY 13220  SUITE 200 SYRACUSE, NY 13204

This prospectus describes an individual flexible premium deferred variable annuity contract issued by First Fortis Life Insurance Company ("First Fortis"). The contracts allow you to accumulate funds on a tax-deferred basis. You may elect a guaranteed interest accumulation option through a fixed account or a variable return accumulation option through a variable account, or a combination of these two options. Under the variable return accumulation option, you can choose among the following investment portfolios of Fortis Series Fund, Inc.:

Federated American Leaders Fund II           Federated International Equity Fund II
Federated Equity Income Fund II              Federated Prime Money Fund II
Federated Fund for U.S. Government           Federated Small Cap Strategies Fund II
Securities II                                Federated Strategic Income Fund II
Federated Growth Strategies Fund II          Federated Utility Fund II
Federated High Income Bond Fund II

The accompanying prospectus for these investment portfolios describes the investment objectives, policies and risks of each portfolio. You can also choose an interest in a fixed account which has a minimum interest rate guarantee and a higher current rate which can be changed from time to time.

There are two different forms of contract offered by this prospectus. One form is offered where all of the proposed owners of the contract are less than 61 years old when the contract is purchased. A second form is offered where one or more of the proposed owners are 61 years old, or older. The differences between the two forms of contracts are: (1) the death benefit provided; (2) the provision for withdrawals from the contract without a surrender charge during the surrender charge period, and (3) the mortality and expense risk charge imposed. These provisions are discussed in this prospectus under the sections entitled (1) Accumulation Period--Benefit Payable on Death of Owner (or Annuitant); (2) Charges and Deductions--Surrender Charge--Free Surrenders; and
(3) Charges and Deductions--Charges Against the Variable Account.

This prospectus gives you information about the contract that you should know before investing. This prospectus must be accompanied by a current prospectus for the portfolios. All of the prospectuses should be read carefully and kept for future reference.

A Statement of Additional Information, dated May 1, 2000, about the contracts has been filed with the Securities and Exchange Commission and is available without charge from First Fortis at the address and phone number printed above. The Table of Contents for the Statement of Additional Information appears on page 19 of this prospectus.

THESE CONTRACTS ARE NOT OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, CREDIT UNION, BROKER-DEALER OR OTHER FINANCIAL INSTITUTION. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

                                                                PAGE
Special Terms Used in this Prospectus.......................      3
Information Concerning Fees and Charges.....................      4
Summary.....................................................      6
First Fortis and the Separate Account.......................      7
     - First Fortis Life Insurance Company..................      7
     - The Separate Account.................................      7
     - The Portfolios.......................................      8
Accumulation Period.........................................      8
     - Issuance of a Contract and Purchase Payments.........      8
     - Contract Value.......................................      8
     - Allocation of Purchase Payments and Contract Value...      9
     - Contract Owner Services..............................      9
          - Dollar Cost Averaging...........................      9
          - Rebalancing.....................................     10
     - Total and Partial Surrenders.........................     10
     - Telephone Transactions...............................     10
     - Benefit Payable on Death of Contract Owner (or
      Annuitant)............................................     10
The Annuity Period..........................................     11
     - Annuity Commencement Date............................     11
     - Commencement of Annuity Payments.....................     11
     - Relationship Between Subaccount Investment
      Performance and Amount of Variable Annuity Payments...     12
     - Annuity Options......................................     12
     - Death of Annuitant or Other Payee....................     12
Charges and Deductions......................................     13
     - Premium Taxes........................................     13
     - Charges Against the Separate Account.................     13
     - Surrender Charge.....................................     13
     - Miscellaneous........................................     14
     - Reduction of Charges.................................     14
Fixed Account...............................................     14
     - General Description..................................     14
     - Fixed Account Value..................................     14
     - Fixed Account Transfers, Total and Partial
      Surrenders............................................     15
General Provisions..........................................     15
     - The Contract.........................................     15
     - Postponement of Payments.............................     15
     - Misstatement of Age or Sex and Other Errors..........     15
     - Assignment and Ownership Rights......................     15
     - Beneficiary..........................................     15
     - Reports..............................................     16
Rights Reserved by First Fortis.............................     16
Distribution................................................     16
Federal Tax Matters.........................................     16
Voting Privileges...........................................     18
State Regulation............................................     19
Legal Matters...............................................     19
Contents of Statement of Additional Information.............     19
Appendix A--Sample Death Benefit Calculations...............    A-1
Appendix B--Explanation of Expense Calculations.............    B-1
Appendix C--Pro Rata Adjustments............................    C-1
Appendix D--Participating Portfolios........................    D-1

THE CONTRACTS ARE NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. FIRST FORTIS DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATION REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS WHICH IS NOT INCLUDED IN THIS PROSPECTUS, THE RELATED STATEMENT OF ADDITIONAL INFORMATION, OR ANY SUPPLEMENTS THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY FIRST FORTIS.

SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulation PeriodThe time period under a contract between the contract date and the Annuity Period.

Accumulation Unit  A unit of measure used to calculate the interest of the contract owner in the Separate Account during the Accumulation Period.

Annuitant          A person during whose life annuity payments are to be made by
                   First Fortis under the contract. The Annuitant is the person named in the application for the contract. If such person dies before the annuity commencement date and there is an additional annuitant named in the application, the additional annuitant shall become the Annuitant. If there is no named additional annuitant, or the additional annuitant has predeceased the annuitant who is named in the application, the contract owner, if he or she is a natural person, shall become the Annuitant.

Annuity Period     The time period following the Accumulation Period during
                   which annuity payments are made by First Fortis.

Annuity Unit       A unit of measurement used to calculate variable annuity
                   payments.

Beneficiary        The person entitled to receive the death benefits under the terms of the contract.

Fixed Annuity Option
                   An annuity option under which First Fortis promises to pay the Annuitant or any other properly designated payee one or more fixed payments.

Non-Qualified Contracts
                   Contracts that do not qualify for the special federal income tax treatment applicable in connection with certain retirement plans.

Qualified ContractsContracts that are qualified for the special federal income tax treatment applicable in connection with certain retirement plans.

Portfolio          Each separate investment portfolio eligible for investment by the Separate Account as set forth on the cover page of this prospectus.

Separate Account   The segregated asset account referred to as Separate Account
                   A of First Fortis Life Insurance Company established to receive and invest purchase payments made under contracts.

Valuation Date     Each business day of First Fortis except, with respect to any subaccount, days on which the related portfolio does not value its shares. Generally, the portfolios value their shares on each day the New York Stock Exchange is open.

Valuation Period   The period that starts at the close of regular trading on the
                   New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the exchange on the next succeeding Valuation Date.

Variable Annuity Option
                   An annuity option under which First Fortis promises to pay the Annuitant or any other properly designated payee one or more payments which vary in amount in accordance with the net investment experience of the subaccounts selected by the Annuitant.

INFORMATION CONCERNING FEES AND CHARGES

CONTRACT OWNER TRANSACTION CHARGES

     Front-End Sales Charge Imposed on Purchases.................      0%
     Maximum Surrender Charge for Sales Expenses.................      7%

     NUMBER OF YEARS               SURRENDER CHARGE AS A
      SINCE PURCHASE                   PERCENTAGE OF
   PAYMENT WAS APPLIED               PURCHASE PAYMENT
   -------------------             ---------------------
       Less than 3                          7%
At least 3 but less than 4                  5%
At least 4 but less than 5                  4%
At least 5 but less than 6                  3%
At least 6 but less than 7                  2%
        7 or more                           0%

     Other Surrender Fees........................................      0%
     Exchange Fee................................................      0%
ANNUAL CONTRACT ADMINISTRATION CHARGE............................    $ 0

                                                                 ALL CONTRACT      ONE OR MORE CONTRACT
                                                                OWNERS UNDER 61     OWNERS 61 OR OLDER
                                                                ---------------    --------------------
VARIABLE ACCOUNT ANNUAL CHARGES
(AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)
     Mortality and Expense Risk Charge......................         1.10%                 1.30%
     Variable Account Administrative Charge.................         0.10%                 0.10%
                                                                     ----                  ----
       Total Variable Account Annual Expenses...............         1.20%                 1.40%

PORTFOLIO ANNUAL EXPENSES

The following table illustrates the advisory fees and other expenses applicable to the Portfolios. Except as noted, the following figures are a percentage of average net assets and are based on figures for the year ended December 31, 1999. The information set forth in this table was provided to First Fortis by the Portfolio managers and First Fortis has not independently verified such information. These expenses are reflected in the Portfolio's net asset value and are not deducted from a contract's account value.

                                                                                               TOTAL PORTFOLIO
                                                                                                  OPERATING
                                                                  INVESTMENT                      EXPENSES
                                                                 ADVISORY AND      OTHER       (AFTER EXPENSE
                                                                MANAGEMENT FEE    EXPENSES    REIMBURSEMENT)(A)
                                                                --------------    --------    -----------------
Federated American Leaders Fund II..........................
Federated Equity Income Fund II (b).........................
Federated Fund for U.S. Government Securities II............
Federated Growth Strategies Fund II.........................
Federated High Income Bond Fund II..........................
Federated International Equity Fund II......................
Federated Prime Money Fund II...............................
Federated Small Cap Strategies Fund II......................
Federated Strategic Income Fund II..........................
Federated Utility Fund II...................................

------------------------------
(a) The total operating expenses of each of the funds, absent the voluntary
    waiver of a portion of the management fee, would have been:     % for the
    American Leaders Fund II;     % for the Equity Income Fund II;     % for the
    Fund for U.S. Government Securities II;     % for the Growth Strategies Fund
    II;     % for the International Equity Fund II;     % for the Prime Money
    Fund II; and     % for the Utility Fund II.

(b) This Portfolio has adopted a Rule 12b-1 distribution plan but has no present intention of paying or accruing the 12b-1 fee under the plan. If the Portfolio were paying or accruing the 12b-1 fee, the Portfolio would be able to pay up to 0.25% of its average daily net Portfolio assets for the 12b-1 fee. See "Distribution of Fund Shares" in the Portfolio prospectus.

EXAMPLES*

A. CONTRACTS/ALL OWNERS UNDER 61

If you surrender your contract, you would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on assets:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------------------------------                   ------    -------    -------    --------
Federated American Leaders Fund II..........................
Federated Equity Income Fund II.............................
Federated Fund for U.S. Gov't Securities II.................
Federated Growth Strategies Fund II.........................
Federated High Income Bond Fund II..........................
Federated International Equity Fund II......................
Federated Prime Money Fund II...............................
Federated Small Cap Strategies Fund II......................
Federated Strategic Income Fund II..........................
Federated Utility Fund II...................................

If you commence an annuity payment option, or do not surrender your contract, you would pay the following cumulative expenses on a $1000 investment, assuming a 5% annual return on assets:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------------------------------                   ------    -------    -------    --------
Federated American Leaders Fund II..........................
Federated Equity Income Fund II.............................
Federated Fund for U.S. Gov't Securities II.................
Federated Growth Strategies Fund II.........................
Federated High Income Bond Fund II..........................
Federated International Equity Fund II......................
Federated Prime Money Fund II...............................
Federated Small Cap Strategies Fund II......................
Federated Strategic Income Fund II..........................
Federated Utility Fund II...................................

B. CONTRACTS/ONE OR MORE OWNERS 61 OR OLDER

If you surrender your contract, you would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on assets:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------------------------------                   ------    -------    -------    --------
Federated American Leaders Fund II..........................
Federated Equity Income Fund II.............................
Federated Fund for U.S. Gov't Securities II.................
Federated Growth Strategies Fund II.........................
Federated High Income Bond Fund II..........................
Federated International Equity Fund II......................
Federated Prime Money Fund II...............................
Federated Small Cap Strategies Fund II......................
Federated Strategic Income Fund II..........................
Federated Utility Fund II...................................

If you commence an annuity payment option, or do not surrender your contract, you would pay the following cumulative expenses on a $1000 investment, assuming a 5% annual return on assets:

                                                                1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                                ------    -------    -------    --------
Federated American Leaders Fund II..........................
Federated Equity Income Fund II.............................
Federated Fund for U.S. Gov't Securities II.................
Federated Growth Strategies Fund II.........................
Federated High Income Bond Fund II..........................
Federated International Equity Fund II......................
Federated Prime Money Fund II...............................
Federated Small Cap Strategies Fund II......................
Federated Strategic Income Fund II..........................
Federated Utility Fund II...................................

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.
                         ------------------------------

The foregoing tables and examples are included to assist you in understanding the transaction and operating expenses imposed directly or indirectly under the contracts and the Portfolios. Amounts for state premium taxes or similar assessments will also be deducted, where applicable.

See Appendix B for an explanation of the calculation of the amounts set forth above.

SUMMARY

The following summary should be read in conjunction with the detailed information in this prospectus. This prospectus generally describes only the portion of the contract involving the Separate Account. For a brief description of First Fortis' fixed account, please refer to the heading Fixed Account in this prospectus.

The contract is designed to provide individuals with retirement benefits through the accumulation of purchase payments on a fixed or variable basis, and by the application of such accumulations to provide fixed or variable annuity payments.

FREE LOOK

You have a right to examine the contract. You can cancel the contract by delivering or mailing it, together with a written request, to First Fortis' home office or to the sales representative through whom it was purchased, before the close of business on the tenth day after receipt of the contract. If these items are sent by mail, properly addressed and postage prepaid, they will be deemed to be received by us on the date postmarked. We will return to you the then current contract value.

PURCHASE PAYMENTS

The initial purchase payment under a contract must be at least $5,000 ($2,000 for a contract which is a part of a qualified plan). Additional purchase payments under a contract must be at least $500 (or $50 if part of a systematic investment plan). See "Issuance of a Contract and Purchase Payments."

On the contract date, the initial purchase payment is allocated, as specified by the contract owner in the contract application, among one or more of the available investment portfolios, or to the fixed account, or to both. Subsequent purchase payments are allocated in the same way, or pursuant to different allocation percentages that the contract owner may subsequently request.

SEPARATE ACCOUNT INVESTMENT OPTIONS

Each of the subaccounts of the Separate Account invests in shares of a corresponding portfolio. The investment objective of each of the subaccounts of the Separate Account and that of the corresponding portfolio is the same.

Contract value in each of the subaccounts of the Separate Account will vary to reflect the investment experience of each of the corresponding portfolios, as well as deductions for certain charges.

Each portfolio has a separate and distinct investment objective. A full description of the portfolios and their investment objectives, policies, and risks can be found in the current prospectus for the portfolios, which accompanies this prospectus, and the portfolios' Statement of Additional Information, which is available upon request from First Fortis at the address and phone number on the cover of this prospectus.

TRANSFERS

During the Accumulation Period, you can transfer all or part of your contract value from one subaccount to another or into the fixed account. Additionally, during the accumulation period we may, in our discretion, permit a continuing request for transfers of specified amounts automatically on a periodic basis. There is currently no charge for any of these transfers. We reserve the right to restrict the frequency of or otherwise condition, terminate, or impose charges upon, transfers from a subaccount during the Accumulation Period. During the Annuity Period, the person receiving annuity payments may make up to four transfers (but not from a Fixed Annuity Option) during each year of the Annuity Period. For a description of certain limitations on transfer rights, see "Allocations of Purchase Payments and Contract Values--Transfers."

TOTAL OR PARTIAL SURRENDERS

All or part of the contract value of a contract may be surrendered by you before the earlier of: (1) the annuity commencement date or (2) if the owner is a non-natural person, the Annuitant's death. Amounts surrendered may be subject to a surrender charge. See "Total and Partial Surrenders," "Surrender Charge" and "Annual Administrative Charge." Particular attention should be paid to the tax implications of any surrender, including possible penalties for premature distributions. See "Federal Tax Matters."

CHARGES AND DEDUCTIONS

We deduct daily charges at a percentage rate per annum of the value of the average net assets in the Variable Account for the mortality and expense risks we assume. The percentage rate for contracts issued where all owners are less than 61 years old at the time of purchase is 1.20%. The percentage rate for contracts issued where one or more owner is 61 years old, or older at the time of purchase is 1.40%. See "Mortality and Expense Risk Charge."

In order to permit investment of the entire purchase payment, We do not deduct sales charges at the time of investment. However, a surrender charge is imposed on certain total or partial surrenders of the contract to help defray expenses relating to the sale of the contract, including commissions to registered representatives and other promotional expenses. Certain amounts may be surrendered without the imposition of any surrender charge. The amount of such charge-free surrender depends on how recently the purchase payments to which the surrender relates were made. The aggregate surrender charges will never exceed 7% of the purchase payments made to date.

ANNUITY PAYMENTS

The contract provides several types of annuity benefits to Annuitants or their beneficiaries, including Fixed and Variable Annuity Options. The contract owner has considerable flexibility in choosing the annuity commencement date. However, the tax implications of an annuity commencement date must be carefully considered, including the possibility of penalties for commencing benefits either too soon or too late. See "Annuity Commencement Date," "Annuity Options" and "Federal Tax Matters" in this prospectus and "Taxation Under Certain Retirement Plans" in the Statement of Additional Information.

DEATH BENEFIT

In the event of the death of the contract owner, or the Annuitant if the contract owner is a non-natural person, prior to the annuity commencement date, a death benefit is payable. See "Benefit Payable on Death of Contract Owner (or Annuitant)."

LIMITATIONS IMPOSED BY RETIREMENT PLANS

Certain rights a contract owner would otherwise have under a contract may be limited by the terms of any employee benefit plan in connection with which the contract is issued. These limitations may restrict such things as total and partial surrenders, the amount or timing of purchase payments that may be made, when annuity payments must start and the type of annuity options that may be selected. Accordingly, you should familiarize yourself with these and all other aspects of any retirement plan in connection with which a contract is issued.

TAX IMPLICATIONS

The tax implications for contract owners, Annuitants and beneficiaries, and those of any related employee benefit plan can be quite important. A brief discussion of some of these is set out under "Federal Tax Matters" in this prospectus and "Taxation Under Certain Retirement Plans" in the Statement of Additional Information, but such discussion is not comprehensive. Therefore, you should consider these matters carefully and consult a qualified tax adviser before making purchase payments or taking any other action in connection with a contract or any related employee benefit plan. Failure to do so could result in serious adverse tax consequences which might otherwise have been avoided.

QUESTIONS AND OTHER COMMUNICATIONS

Any question about procedures or the contract should be directed to your sales representative, or First Fortis' home office: P.O. Box 3249, Syracuse, NY 13220; 1-800-745-8248. For certain current information relating to contract values such as subaccount unit values, interest rates in the fixed account, and your contract value, call 1-800-745-8248. Purchase payments and written requests should be mailed or delivered to the same home office address. All communications should include the contract number, the contract owner's name, and if different, the Annuitant's name. The number for telephone transfers is 1-800-745-8248.

Any purchase payment or other communication, except a 10-day cancellation notice, is deemed received at First Fortis' home office on the actual date of receipt there in proper form unless received (1) after the close of regular trading on the New York Stock Exchange, or (2) on a date that is not a Valuation Date. In either of these two cases, the date of receipt will be deemed to be the next Valuation Date.

FINANCIAL AND PERFORMANCE INFORMATION

This prospectus contains no Accumulation Unit Information for the applicable subaccounts of the Variable Account because no contracts had been sold as of December 31, 1999 and therefore no Accumulation Units had been issued as of that date.

Audited financial statements of the available subaccounts of the Separate Account are not included in the Statement of Additional Information because those subaccounts have not yet commenced operations, have no assets or liabilities, and have received no income nor incurred any expenses as of the date of this prospectus.

Advertising and other sales materials may include yield and total return figures for the subaccounts of the Separate Account. These figures are based on historical results and are not intended to indicate future performance. "Yield" is the income generated by an investment in the subaccount over a period of time specified in the advertisement. This rate of return is assumed to be earned over a full year and is shown as a percentage of the investment. "Total Return" is the total change in value of an investment in the subaccount over period of time specified in the advertisement. The rate of return shown would produce that change in value over the specified period, if compounded annually. Yield figures do not reflect the surrender charge and yield and total return figures do not reflect premium tax charges. This makes the performance shown more favorable.

FIRST FORTIS AND THE SEPARATE ACCOUNT

FIRST FORTIS LIFE INSURANCE COMPANY

First Fortis Life Insurance Company is the issuer of the contracts. At the end of 1999, First Fortis had approximately $ billion of total life insurance in force. First Fortis is a New York corporation founded in 1971. It is qualified to sell life insurance and annuity contracts in New York. First Fortis is a wholly-owned subsidiary of Fortis, Inc., which is itself indirectly owned 50% by Fortis (NL)N.V. and 50% by Fortis (B). Fortis, Inc. manages the United States operations for these two companies.

First Fortis is affiliated with the Fortis Financial Group. This group is a joint effort by Fortis Benefits Life Insurance Company, Fortis Advisers, Inc., Fortis Investors, Inc. and Fortis Insurance Company (formerly Time Insurance Company) to offer financial products through the management, marketing and servicing of mutual funds, annuities, life insurance and disability income products.

Fortis (NL)N.V. is a diversified financial services company headquartered in Utrecht, The Netherlands, where its insurance operations began in 1847. Fortis
(B) is a diversified financial services company headquartered in Brussels, Belgium, where its insurance operations began in 1824. Fortis (NL)N.V. and Fortis (B) have merged their operating companies under the trade name of Fortis. The Fortis group of companies is active in insurance, banking and financial services, and real estate development in The Netherlands, Belgium, the United States, Western Europe, and the Pacific Rim. The Fortis group of companies had
approximately $     billion in assets at the end of 1999.

All of the guarantees and commitments under the contracts are general obligations of First Fortis, regardless of whether you have allocated the contract value to the Separate Account or to the fixed account. None of First Fortis' affiliated companies has any legal obligation to back First Fortis' obligations under the contracts.

THE SEPARATE ACCOUNT

The Separate Account is a segregated investment account of First Fortis. First Fortis established Separate Account A under New York insurance law as of October 1, 1993. The assets allocated to the Separate Account are the exclusive property of First Fortis. The Separate Account is an integral part of First Fortis. However, the Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Registration does not involve supervision of the management, or investment practices, or policies of the Separate Account or of First Fortis by the Securities and Exchange Commission.

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

All income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses, of First Fortis. Assets in the Separate Account representing reserves and liabilities will not be chargeable with liabilities arising out of any other business of First Fortis. First Fortis may accumulate in the Separate Account proceeds from charges under variable annuity contracts and other amounts in excess of the Separate Account assets representing reserves and liabilities. First Fortis may from time to time transfer to its general account any of such excess amounts.

The Separate Account has subaccounts. The assets in each subaccount are invested exclusively in a distinct class (or series) of stock issued by the Portfolios, each of which represents a separate investment portfolio within the Portfolios. Income and both realized and unrealized gains or losses from the assets of each subaccount of the Separate Account are credited to or charged against that subaccount without regard to income, gains or losses, from any other subaccount of the Separate Account or arising out of any other business we may conduct. We may add or eliminate new subaccounts as new portfolios are added or are eliminated

THE PORTFOLIOS

First Fortis purchases and redeems shares for the Separate Account at their net asset value without any sales or redemption charges. These shares are interests in the Portfolios available for investment by the Separate Account. Each Portfolio corresponds to one of the subaccounts of the Separate Account. The assets of each Portfolio are separate from the assets of other Portfolios. Each Portfolio operates as a separate investment portfolio whose investment performance has no effect on the investment performance of any other Portfolio.

We automatically reinvest dividends or capital gain distributions attributable to contracts in shares of the Portfolio from which they are received at that Portfolio's net asset value on the date paid. These dividends and distributions will have the effect of reducing the net asset value of each share of the corresponding Portfolio and increasing, by an equivalent value, the number of shares outstanding of that Portfolio. However, the value of the interests of contract owners, Annuitants and beneficiaries in the corresponding subaccount will not change as a result of any of these dividends and distributions.

ACCUMULATION PERIOD

ISSUANCE OF A CONTRACT AND PURCHASE PAYMENTS

If you wish to purchase a contract, you must complete an application and make an initial purchase payment of at least $5,000 ($2,000 for a contract issued pursuant to a qualified plan). The application is forwarded to us for processing. Acceptance is subject to our underwriting and suitability rules and procedures. We reserve the right to reject any application for any reason.

In certain circumstances, an employer remits payments to us on behalf of employee-Annuitants. Where purchase payments are remitted to us through an employer for multiple employee-Annuitants, we must be given accurate information that specifically identifies the contracts and accounts that are to be credited with the payments.

If we accept your application in the form received, we will credit the initial purchase payment within two Valuation Dates after the later of (1) receipt of the application or (2) receipt of the initial purchase payment at our home office. If we cannot apply the initial purchase payment within five Valuation Dates after receipt because the application or other issuing requirements are incomplete, we will return the initial purchase payment unless you consent to our retaining the initial purchase payment and applying it at the end of the Valuation Period in which the necessary requirements are fulfilled. However, even where you give your consent, if we cannot apply your initial purchase payment within thirty Valuation Dates after we receive your payment because the application or issuing instructions remain incomplete, we will return your initial purchase payment to you.

The date that we apply the initial purchase payment to the purchase of the contract is the contract date. The contract date is the date used to determine contract years, regardless of when we deliver the contract. Our crediting of investment experience in the Separate Account, or a fixed rate of return in the fixed account, begins as of the contract date, even if that date is delayed due to an incomplete application.

We will accept additional purchase payments at any time after the contract date and prior to the annuity commencement date, as long as the Annuitant is living. You must transmit purchase payments (together with any required information identifying the proper contracts and accounts to be credited with purchase payments) to our home office. We apply additional purchase payments to the contract, and add to the contract value, at the end of the Valuation Period in which we receive the payments.

Each additional purchase payment must be at least $500 (or $50 if part of a systematic investment plan). The total of all purchase payments, for all contracts, having the same owner or annuitant may not exceed $1 million (not more than $500,000 allocated to the fixed account) without our prior approval. We reserve the right to modify this limitation at any time.

You may make purchase payments in excess of the initial minimum by monthly draft against a bank account if you have completed and returned to us a special authorization form. You may obtain the form from your sales representative or from our home office. We can also arrange for you to make purchase payments by wire transfer, payroll deduction, military allotment, direct deposit and billing. Purchase payments by check should be made payable to First Fortis Life Insurance Company.

We may cancel any contract with a contract value of less than $1,000. We will provide the contract owner with 90 days' written notice so that additional purchase payments may be made in order to raise the contract value above the applicable minimum. Otherwise, we may cancel the contract as of the end of the Valuation Period which includes the next anniversary of the contract date. If we do cancel the contract, we will pay the contract owner the full contract value. In addition, as long as the contract value remains above $1,000, we will not require additional purchase payments.

CONTRACT VALUE

Contract value is the total of any Separate Account value in all the subaccounts of the Separate Account, plus any fixed account value. For a discussion of how fixed account value is calculated, see "The Fixed Account."

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

The contract does not guarantee a minimum Separate Account value. The Separate Account value will reflect the investment experience of the chosen subaccounts of the Separate Account, all purchase payments made, any partial surrenders, and all charges assessed in connection with the contract. Therefore, the Separate Account value changes from Valuation Period to Valuation Period. You bear the entire investment risk for the contract value that you allocate to the Separate Account.

Determination of Separate Account Value. A contract's Separate Account value is based on Accumulation Unit values that we determined on each Valuation Date. The value of an Accumulation Unit for a subaccount on any Valuation Date is equal to the previous value of that subaccount's Accumulation Unit multiplied by that subaccount's net investment factor (discussed directly below) for the Valuation Period ending on that Valuation Date. Purchase payments applied to a given subaccount will be used to purchase Accumulation Units at the unit value of that subaccount next determined after receipt of a purchase payment. See "Allocation of Purchase Payments and Contract Value--Allocation of Purchase Payments."

At the end of any Valuation Period, a contract's Separate Account value in a subaccount is equal to:

     - the number of Accumulation Units in the subaccount; times

     - the value of one Accumulation Unit for that subaccount.

The number of Accumulation Units in each subaccount is equal to:

     - the initial Accumulation Units purchased on the contract date; plus

     - accumulation Units purchased at the time that additional purchase payments are allocated to the subaccount; plus

     - accumulation Units purchased through transfers from another subaccount or from the fixed account; less

     - accumulation Units redeemed to pay for the portion of any partial surrenders allocated to the subaccount; less

     - accumulation Units redeemed as part of a transfer to another subaccount or to the fixed account; less

     - accumulation Units redeemed to pay charges under the contract.

Net Investment Factor. The net investment factor for a subaccount is determined by dividing (1) the net asset value per share of the Portfolio shares held by the subaccount, determined at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made with respect to the Portfolio shares held by the subaccount during the current Valuation Period, minus a per share charge for the increase, plus a per share credit for the decrease, in any income taxes assessed which we determine to have resulted from the investment operations of the subaccount or any other taxes which are attributable to the contract, by (2) the net asset value per share of the Portfolio shares held in the subaccount as determined at the end of the previous Valuation Period, and subtracting from that result a factor representing the mortality risk, expense risk, and administrative expense charge.

A subaccount's net investment factor for a Valuation Period is an index number that reflects certain charges to a contract and the investment performance of the subaccount during the Valuation Period. If the net investment factor is greater than one, the subaccount's Accumulation Unit value has increased. If the net investment factor is less than one, the subaccount's Accumulation Unit value has decreased.

ALLOCATION OF PURCHASE PAYMENTS AND CONTRACT VALUE

Allocation of Purchase Payments. In your application for a contract, you may allocate purchase payments, or portions of payments to the:

     - available subaccounts of the Separate Account, or

     - to the fixed account, or

     - both.

Percentages must be in whole numbers and the total allocation must equal 100%. The percentage allocations for future purchase payments may be changed, without charge, at any time by sending a written request to First Fortis' home office. Changes in the allocation of future purchase payments will be effective on the date we receive your written request.

Transfers. You may transfer contract value:

     - from one available subaccount to another subaccount, or

     - into the fixed account.

You may request transfers by either (1) a written request sent to our home office, or by (2) a telephone transfer as described below. Currently, we do not charge for any transfer.

All or part of the contract value in one or more subaccounts of the Separate Account may be transferred at one time. We may permit a continuing request for transfers automatically and on a periodic basis. We prohibit transfers into the fixed account within six months of a transfer out of the fixed account. In addition, we restrict transfers of contract value from the fixed account in both amount and timing. See "Fixed Account--Fixed Account Transfers, Total and Partial Surrenders." Where you make all your transfer requests at the same time, as part of one request, we will count all transfers between and among the subaccounts of the Separate Account and the fixed account as one transfer. We will execute the transfers, and determine all values in connection with the transfers, at the end of the Valuation Period in which we receive the transfer request.

CONTRACT OWNER SERVICES

Dollar Cost Averaging. You can elect when you apply for your contract to allocate your initial purchase payment to a special account in the fixed account where it will be credited with interest at a guaranteed fixed rate. Amounts will be transferred from the special account to a designated Portfolio on a periodic basis over a designated period of time. If you request a transfer (other than the dollar cost averaging transfers) or a withdrawal from amounts in the special account, the dollar cost averaging program will end. Any amounts remaining in the dollar cost averaging special account will, unless otherwise directed, immediately be transferred to the other options according to your previous allocation instructions we have on file.

You can also elect at any time to have money in one of the available investment allocation options transferred on a system-atic basis over a designated period of time to one or more of the other available Portfolios.

Dollar cost averaging does not assure a profit or protect against a loss should market prices decline. Transfers under this program do not count against any limitations otherwise provided limiting transfers among the available investment options. Ask your sales representative about the specific terms of the dollar cost averaging programs currently available.

Rebalancing. You can have your contract value automatically readjusted among the available investment allocation options on a selected periodic basis. The amounts you have in each selected available investment allocation option will grow or decline in value at different rates during each time period. Rebalancing is intended to transfer amounts among the chosen available investment allocation options in order to retain the allocation percentages you specify. Rebalancing does not assure a profit or protect against a loss should market prices decline and should be reviewed periodically, as your needs may change. Transfers under this program do not count against any limitations otherwise provided limiting transfers among the available investment options. Ask your sales representative about the specific terms of the rebalancing program currently available.

TOTAL AND PARTIAL SURRENDERS

Total Surrenders. You may surrender all of the cash surrender value at any time during the life of the Annuitant and prior to the annuity commencement date. If you choose to make a total surrender, you must do so by written request sent to our home office. We reserve the right to require that the contract be returned to us prior to making payment, although this will not affect our determination of the amount of the cash surrender value. Cash surrender value is:

     - the contract value at the end of the Valuation Period during which we receive the written request for total surrender at our home office, less

     - any applicable surrender charge.

For a discussion of these charges and the circumstances under which they apply, see "Surrender Charge."

We must receive written consent of all collateral assignees and irrevocable beneficiaries prior to any total surrender. We will generally pay surrenders from the Separate Account within seven days of the date of receipt by our home office of the written request. However, we may postpone payments in certain circumstances. See "Postponement of Payment."

Since the contract owner assumes the investment risk with respect to amounts allocated to the Separate Account, and because certain surrenders are subject to a surrender charge, the amount we pay upon total surrender of the cash surrender value (taking into account any prior partial surrenders) may be more or less than the total purchase payments you made. After a surrender of the cash surrender value or at any time the contract value is zero, all rights of the contract owner, Annuitant, and any beneficiary, will terminate.

Partial Surrenders. At any time during the life of the Annuitant and prior to the commencement date, you may surrender a portion of the fixed account and/or the Separate Account. You must request partial surrender by written request sent to First Fortis' home office. The minimum partial surrender amount is $500, including any surrender charge. We will surrender the entire cash surrender value under the contract if the total contract value in both the Separate Account and the fixed account would be less than $1,000, after the partial surrender.

You should specify the subaccounts of the Separate Account or the fixed account that you wish to partially surrender. If you do not specify, we take the partial surrender from the subaccounts and the fixed account on a pro rata basis.

We will surrender Accumulation Units from the Separate Account and/or dollar amounts from the fixed account so that the total amount of the partial surrender equals the dollar amount of the partial surrender request. We will reduce the partial surrender by the amount of any applicable surrender charge. The partial surrender will be effective at the end of the Valuation Period in which we receive the written request for partial surrender at our home office. We will generally make payments within seven days of the effective date of such request, although certain delays are permitted. See "Postponement of Payment."

The Internal Revenue Code provides that a penalty tax will be imposed on certain premature surrenders. For a discussion of this and other tax implications of total and partial surrenders, including withholding requirements, see "Federal Tax Matters." Also, under tax deferred annuity contracts pursuant to Section 403(b) of the Internal Revenue Code, no distributions of voluntary salary reduction amounts will be permitted prior to one of the following events: attainment of age 59 1/2 by the employee or the employee's separation from service, death, disability, or hardship. (Hardship distributions will be limited to the lesser of the amount of the hardship or the amount of salary reduction contributions, exclusive of earnings thereon.) This restriction does not apply to amounts transferred to another investment alternative permitted under a
Section 403(b) retirement arrangement or to amounts attributable to premium payments received prior to January 1, 1989.

TELEPHONE TRANSACTIONS

You or your representative may make certain requests under the contract by telephone if we have a written telephone authorization on file. These include requests for (1) transfers, (2) withdrawals, and (3) changes in purchase payment allocation instructions, dollar-cost averaging, portfolio rebalancing programs, and systematic withdrawals. Our home office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures may include, among others, (1) requiring some form of personal identification such as your address and social security number prior to acting upon instructions received by telephone, (2) providing written confirmation of such transactions, and/or (3) tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. We may be liable for any losses due to unauthorized or fraudulent instructions if we do not employ reasonable procedures. If we do employ reasonable procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to place limits, including dollar limits, on telephone transactions.

BENEFIT PAYABLE ON DEATH OF CONTRACT OWNER (OR ANNUITANT)

If the owner dies prior to the annuity commencement date, we will pay a death benefit to the beneficiary. If the contract owner is a non-natural person, then we will pay a death benefit upon the death of the Annuitant prior to the annuity commencement date. In such case, if more than one Annuitant has been named, we will pay the death benefit payable upon the death of an Annuitant only upon the death of the last survivor of the persons so named. The term "decedent" in the death benefit description below refers to the death of the contract owner unless the contract owner is a non-natural person, in which case it refers to the death of the Annuitant. Also, the death benefit description refers to the age of the contract owner. If the contract owner is a non-natural person, the relevant age will instead be that of the Annuitant.

Additionally, the death benefit description makes reference to "Pro Rata Adjustments." A pro rata adjustment is calculated separately for each withdrawal, creating a decrease in the death benefit proportional to the decrease the withdrawal makes in the contract value. Pro rata adjustments are made for amounts withdrawn for partial surrenders and any associated surrender charge (which shall be deemed to be an amount withdrawn).

The death benefit will be different if all of the owners are less than 61 years old than if one or more of them is 61 years old, or older, when the contract is purchased.

Benefit/All Owners Less Than 61. If all of the owners are less than 61 years old, when the contract is purchased, the death benefit will be the greatest of
(1), (2), or (3), as follows:

(1) The contract value as of the date used for valuing the death benefit.

(2) The sum or all purchase payments made, reduced by pro rata adjustments for each withdrawal.

(3) The highest Anniversary Value of each of the contract's anniversaries prior to the earlier of: (1) the decedent's death, or (2) the contract owner's attainment of age 80.

     An Anniversary Value is equal to:

     (a) the contract value on the anniversary, plus

     (b) any purchase payments made since the anniversary, reduced by

     (c) pro rata adjustments for any withdrawals made since the anniversary.

Benefit/One or More Owners 61. If one or more of the owners is 61 years old, or older, when the contract is purchased, the death benefit will be the same as provided above, except that all references to age 80 in (2) and (3) are changed to age 75.

The pro rata adjustments referred to above are more fully described in Appendix C at the end of this prospectus.

See Appendix A for sample death benefit calculation.

The value of the death benefit is determined as of the end of the Valuation Period in which we receive, at our home office, proof of death and the written request as to the manner of payment. Upon receipt of these items, the death benefit generally will be paid within seven days. Under certain circumstances, payment of the death benefit may be postponed. See "Postponement of Payment." If we do not receive a written request for a settlement method, we will pay the death benefit in a single sum, based on values determined at that time.

The beneficiary may (1) receive a single sum payment, which terminates the contract, or (2) select an annuity option. If the beneficiary selects an annuity option, he or she will have all the rights and privileges of an Annuitant under the contract. If the beneficiary desires an annuity option, the election should be made within 60 days of the date the death benefit becomes payable. Failure to make a timely election can result in unfavorable tax consequences. For further information, see "Federal Tax Matters."

We accept any of the following as proof of death: (1) a copy of a certified death certificate, (2) a copy of a certified decree of a court of competent jurisdiction as to the finding of death, (3) a written statement by a medical doctor who attended the deceased at the time of death.

The Internal Revenue Code requires that a Non-Qualified Contract contain certain provisions about an owner's death. We discuss these provisions below under "Federal Tax Matters--Required Distributions for Non-Qualified Contracts." It is imperative that written notice of the death of the contract owner be promptly transmitted to us at our home office, so that we can make arrangements for distribution of the entire interest in the contract to the beneficiary in a manner that satisfies the Internal Revenue Code requirements. Failure to satisfy these requirements may result in the contract not being treated as an annuity contract for federal income tax purposes with possible adverse tax consequences.

THE ANNUITY PERIOD

ANNUITY COMMENCEMENT DATE

You may not specify an annuity commencement date in your application that is later than the Annuitant's 90th birthday. The annuity commencement date marks the beginning of the period during which an Annuitant receives annuity payments under the contract. The annuity commencement date must be at least two years after the contract date.

The Internal Revenue Code may impose penalty taxes on amounts distributed either too soon or too late depending on the type of retirement arrangement involved. See "Federal Tax Matters." You should consider this carefully in selecting or changing an annuity commencement date.

You must submit a written request to us in order to advance or defer the annuity commencement date. We must receive the request at our home office at least 30 days before the then-scheduled annuity commencement date. The new annuity commencement date must also be at least 30 days after we receive the written request. You have no right to make any total or partial surrender during the Annuity Period.

COMMENCEMENT OF ANNUITY PAYMENTS

We may pay the entire contract value, rather than apply the amount to an annuity option, if the contract value at the end of the Valuation Period that contains the annuity commencement date is less than $2,000. We would make the payment in a single sum to the Annuitant or other properly designated payee and cancel the contract. We would not impose any charge other than the premium tax charge.

Otherwise, we will apply (1) the fixed account value to provide a Fixed Annuity Option and (2) the Separate Account value in any subaccount to provide a Variable Annuity Option using the same subaccount, unless you have notified us by written request to apply the fixed account value and Separate Account value in different proportions. We must receive written request at our home office at least 30 days before the annuity commencement date.

We will make annuity payments under a Fixed or Variable Annuity Option on a monthly basis to the Annuitant or other properly-designated payee, unless we agree to a different payment schedule. If you name more than one person as an Annuitant, you may elect to name one of such persons to be the sole Annuitant as of the annuity commencement date. We reserve the right to change the frequency of any annuity payment so that each payment will be at least $50.

The amount of each annuity payment will depend on (1) the amount of contract value applied to an annuity option, (2) the form of annuity selected, and (3) the age of the Annuitant. For information concerning the relationship between the Annuitant's sex and the amount of annuity payments, including special requirements in connection with employee benefit plans, see "Calculation of Annuity Payments" in the Statement of Additional Information. The Statement of Additional Information also contains detailed information about how the amount of each annuity payment is computed.

The dollar amount of any fixed annuity payments is specified during the entire period of annuity payments according to the provisions of the annuity option selected.

The dollar amount of variable annuity payments varies during the annuity period based on changes in Annuity Unit values for the subaccounts that you choose to use in connection with your payments.

RELATIONSHIP BETWEEN SUBACCOUNT INVESTMENT PERFORMANCE AND AMOUNT OF VARIABLE ANNUITY PAYMENTS

The amount of an annuity payment depends on the average effective net investment return of a subaccount during the period since the preceding payment as follows:

     - if the return is higher than 3% annually, the Annuity Unit Value will increase, and the second payment will be higher than the first; and

     - if the return is lower than 3% annually, the Annuity Unit Value will decrease, and the second payment will be lower than the first.

"Net investment return," for this purpose, refers to the subaccount's overall investment performance, after deduction of the mortality and expense risk and administrative expense charges. We guarantee that the amount of each variable annuity payment after the first payment will not be affected by variations in our mortality experience or our expenses.

Transfers. A person receiving annuity payments may make up to four transfers a year among subaccounts or from subaccounts to the fixed account. The current procedures for these transfers are the same as we describe above under "Allocation of Purchase Payments and Contract Value Transfers." We do not permit transfers out of the fixed account during the Annuity Period.

ANNUITY OPTIONS

You may select an annuity option or change a previous selection by written request. We must receive your request by at least 30 days before the annuity commencement date. You may select one annuity form, although payments under that form may be on a combination fixed and variable basis. If no annuity form selection is in effect on the annuity commencement date, we usually automatically apply Option B (described below), with payments guaranteed for ten years. However, federal pension law may require that we make default payments under certain retirement plans, pursuant to plan provisions and/or federal law. Tax laws and regulations may impose further restrictions to assure that the primary purpose of the plan is distribution of the accumulated funds to the employee.

Your contract offers the following options for fixed and variable annuity payments. Under each of the options, we make payments as of the first Valuation Date of each monthly period, starting with the annuity commencement date.

Option A, Life Annuity. We make no payments after the annuitant dies. It is possible for the annuitant to receive only one payment under this option if the annuitant dies before the second payment is due.

Option B, Life Annuity with Payments Guaranteed for 10 Years to 20 Years. We continue payments as long as the annuitant lives. If the annuitant dies before we have made all of the guaranteed payments, we continue installments of the guaranteed payments to the beneficiary.

Option C, Joint and Full Survivor Annuity. We continue payments as long as either the annuitant or the joint annuitant is alive. We stop payments when both the annuitant and the joint annuitant have died. It is possible for the payee or payees to receive only one payment under this option if both annuitants die before the second payment is due.

Option D, Joint and One-Half Contingent Survivor Annuity. We continue payments as long as either the annuitant or the joint annuitant is alive. If the annuitant dies first, we continue payments to the joint annuitant at one-half the original amount. If the joint annuitant dies first, we continue payments to the annuitant at the original full amount. We stop payments when both the annuitant and the joint annuitant have died. It is possible for the payee or payees to receive only one payment under this option if both annuitants die before the second payment is due.

We also have other annuity options available. You can get information about them from your sales representative or by calling or writing to our home office.

DEATH OF ANNUITANT OR OTHER PAYEE

Under most annuity forms offered by us, the amounts, if any, payable on the death of the annuitant during the Annuity Period are the continuation of annuity payments for any remaining guarantee period or for the life of any joint annuitant. In all cases, the person entitled to receive payments also receives any rights and privileges under the annuity form in effect.

Additional rules applicable to such distributions under Non-Qualified Contracts are described under Federal Tax Matters--Required Distributions for Non-Qualified Contracts. Though the rules there described do not apply to contracts issued in connection with qualified plans, similar rules apply to the plans themselves.

CHARGES AND DEDUCTIONS

PREMIUM TAXES

We deduct state premium taxes as follows:

     - when imposed on purchase payments, we pay the amount on your behalf and deduct the amount from your contract value upon (1) our payment of surrender proceeds or death benefit or (2) annuitization of a contract; or

     - when imposed at the time annuity payments begin, we deduct the amount from your contract value.

Applicable premium tax rates depend upon your place of residence. Rates can change by legislation, administrative interpretations or judicial acts.

CHARGES AGAINST THE SEPARATE ACCOUNT

We will assess certain charges against the Separate Account. These charges will be assessed as a percentage of the net assets of the Separate Account. These charges compensate us for contract risks and for administrative expenses.

Mortality and Expense Risk Charge. We assess each subaccount of the Variable Account with a daily charge for mortality and expense risk at a nominal annual rate as follows:

     - if all of the owners of a contract are less than 61 years old when the contract is purchased, the rate is 1.10% of the average daily net assets of the Variable Account.

     - if one or more of the owners of the contract is 61 years old, or older, the rate is 1.30% of the average daily net assets of the Variable Account.

We assess this charge during both the Accumulation Period and the Annuity Period. We guarantee not to increase this charge for the duration of the contract.

The mortality risk we bear arises from our obligation to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the contract) for the full life of all Annuitants regardless of how long all Annuitants or any individual Annuitant might live. This assures that neither an Annuitant's own longevity, nor an improvement in life expectancy generally, will have an adverse effect on the annuity payments the Annuitant will receive under the contract. This relieves the Annuitant from the risk that he or she will outlive the funds accumulated for retirement.

In addition, we bear a mortality risk in that we guarantee to pay a death benefit in a single sum (which may also be taken in the form of an annuity option) upon the death of an Annuitant or contract owner prior to the annuity commencement date. We do not impose a surrender charge upon payment of a death benefit. This places a further mortality risk on us.

The expense risk we assume is that actual expenses incurred in connection with issuing and administering the contracts will exceed the limits on administrative charges set in the contracts.

We bear the loss if the administrative charges and the mortality and expense risk charge are insufficient to cover the expenses and costs assumed. Conversely, we profit if the amount deducted proves more than sufficient.

Administrative Expense Charge. We assess each subaccount of the Variable Account with a daily charge at an annual rate of .10% of the average daily net assets of the subaccount. We assess this charge during both the Accumulation Period and the Annuity Period. This charge helps cover administrative costs such as those incurred in issuing contracts, establishing and maintaining the records relating to contracts, making regulatory filings and furnishing confirmation notices, voting materials and other communications, providing computer, actuarial and accounting services, and processing contract transactions. There is no necessary relationship between the amount of administrative charges assessed on a given contract and the amount of expenses actually incurred for that contract.

Tax charge. Currently, we do not impose a charge for taxes payable by us in connection with this contract. However, we do impose a charge for applicable premium taxes. We reserve the right to impose a charge for any other taxes that may become payable by us in the future for the contracts or the Separate Account.

The charges against the Separate Account described above are for the purposes described. We may receive a profit as a result of these charges.

SURRENDER CHARGE

We do not deduct a sales charge from purchase payments. We deduct surrender charges on certain total or partial surrenders. We use the revenue from surrender charges to partially pay our expenses in the sale of the contracts, including (1) commissions (2) promotional, distribution, and marketing expenses, and (3) costs of printing and distribution of prospectuses and sales material.

Free Surrenders. Subject to the deemed order of withdrawal rules set forth below, you can withdraw the following amounts from the contract without a surrender charge:

     - any purchase payments that we received more than seven years before the surrender date and that you have not previously surrendered;

     - any earnings that you have not previously surrendered;

     - in any contract year, up to 10% of the purchase payments that we received less than seven years before the surrender date (whether or not you have been previously surrendered the purchase payments).

We determine the portion of a surrender qualifying for free surrender treatment by deeming amounts to be withdrawn in the following order:

     - For contracts issued where all of the owners of the contract were less than 61 years old when the contract was purchased:

     1. purchase payments that we received more than seven years before the surrender date, and therefore not subject to a surrender charge.

     2. 10% of purchase payments that we received less than seven years before the surrender date.

     3. purchase payments that we received less than seven years before the surrender date and that you have not previously surrendered.

     4. earnings.

     - For contracts issued where one or more of the owners of the contract was 61 years old, or older, when the contract was purchased:

     1. earnings.

     2. purchase payments that we received more than seven years before the surrender date, and therefore not subject to a surrender charge.

     3. 10% of purchase payments that we received less than seven years before the surrender date.

     4. purchase payments that we received less than seven years before the surrender date and that you have not previously surrendered.

We do not impose a surrender charge on (1) annuitization or (2) payment of a single sum because the contract value is less than the minimum required to provide an annuity on the annuity commencement date or (3) payment of any death benefit.

In addition, we have an administrative policy to waive surrender charges for full surrenders of contracts that have been in force for at least ten years if the amount then subject to the surrender charge is less than 25% of the contract value. We have offered these contracts since 2000. Therefore, we have made no waivers. We reserve the right to change or terminate this practice at any time, both for new and for previously issued contracts.

Amount of Surrender Charge. Surrender charges apply only if the amount being withdrawn exceeds the sum of the amounts listed above under Free Surrenders (that is, if the amount being withdrawn includes purchase payments that we received made less than seven years before the surrender date). The surrender charges are:

     NUMBER OF YEARS         SURRENDER CHARGE
      SINCE PURCHASE        AS A PERCENTAGE OF
   PAYMENT WAS APPLIED       PURCHASE PAYMENT
   -------------------      ------------------
       Less than 3                  7%
At least 3 but less than 4          5%
At least 4 but less than 5          4%
At least 5 but less than 6          3%
At least 6 but less than 7          2%
        7 or more                   0%

We anticipate the surrender charge will not be sufficient to cover our distribution expenses. To the extent that the surrender charge is insufficient, we will pay such costs from our general account assets. Those assets will include any profit that we derive from the mortality and expense risk charge.

MISCELLANEOUS

The Separate Account invests in shares of the Portfolios. Therefore, the net assets of the Separate Account will reflect the investment advisory fees and certain other expenses incurred by the Portfolios and described in their prospectuses.

REDUCTION OF CHARGES

We will not impose a surrender charge under any contract owned by First Fortis and the following persons associated with First Fortis, if at the contract issue date they are (1) officers and directors (2) employees (3) spouses of any such persons or any of such persons' children.

FIXED ACCOUNT

You may allocate purchase payments and transfer contract value to the fixed account. In this case, purchase payments and transfers of contract value are held in our general account.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933, and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account, nor any interests therein, are subject to the provisions of these acts. As a result, the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the fixed account.

Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for the aspects of the contract involving the Separate Account and contains only selected information regarding the fixed account. More information regarding the fixed account may be obtained from our home office or from your sales representative.

GENERAL DESCRIPTION

Our obligations with respect to the fixed account are supported by our general account. Subject to applicable law, we have sole discretion over the investment of assets in our general account.

First Fortis guarantees that contract value in the fixed account will accrue interest at an effective annual rate of at least 3%, independent of the actual investment experience of the general account. We may, at our sole discretion, credit higher rates of interest, although we are not obligated to credit interest in excess of the guaranteed annual rate of 3%. Any interest rate in excess of 3% per year with respect to any amount in the fixed account pursuant to a contract will not be modified more than once each calendar year. Any higher rate of interest will be quoted at an effective annual rate. The rate of any excess interest initially or subsequently credited to any amount can vary. This will depend on when the amount was originally allocated to the fixed account. Once credited, excess interest will be guaranteed and will be added to the contract value in the fixed account (from which deductions for fees and charges may be made).

Charges under the contract are the same as those applied to the Separate Account. However, the annual charge for mortality and expense risk and for administrative expense is not imposed on amounts of contract value in the fixed account.

FIXED ACCOUNT VALUE

The contract's fixed account value on any Valuation Date is the sum of:

     - the purchase payments allocated to the fixed account, plus

     - any transfers from the Separate Account, plus

     - any interest credited to the fixed account, less

     - any surrenders or surrender charges allocated either to the fixed account, or to transfers to the Separate Account.

FIXED ACCOUNT TRANSFERS, TOTAL AND PARTIAL SURRENDERS

With respect to total and partial transfers, amounts in the fixed account are generally subject to the same rights and limitations as amounts allocated to the subaccounts of the Separate Account. Therefore, with respect to total and partial surrenders, amounts in the fixed account are also subject to the same charges as amounts allocated to the subaccounts of the Separate Account. See "Total and Partial Surrenders."

Transfers out of the fixed account have special limitations. Prior to the annuity commencement date, you may transfer all or part of the contract value from the fixed account to the Separate Account, provided that (1) no more than one transfer is made each contract year, (2) no more than 50% of the fixed account value is transferred at any time (unless the balance in the fixed account after the transfer would be less than $1,000, in which case the entire balance may be transferred), and (3) at least $500 is transferred at any one time (or, if less, the entire amount in the fixed account). However, we may permit a continuing request for automatic transfers, on a periodic basis, of lesser specified amounts. We reserve the right to discontinue or modify any such arrangements at our discretion.

No transfers from the fixed account may be made after the annuity commencement date.

GENERAL PROVISIONS

THE CONTRACT

The entire contract includes any application, amendment, rider, or endorsement and revised contract pages. Only an officer of First Fortis can agree to change or waive any provision of a contract. Any change or waiver must be in writing and signed by one of these representatives of First Fortis.

The contracts are non-participating and do not share in dividends or earnings of First Fortis.

POSTPONEMENT OF PAYMENTS

With respect to amounts in the subaccounts of the Separate Account, payment of any amount due upon a total or partial surrender, death, or under an annuity option will ordinarily be made within seven days after all documents required for such payment are received by us at our home office.

However, we may defer the determination, application, or payment of any death benefit, partial or total surrender or annuity payment, to the extent dependent on Accumulation or Annuity Unit values as follows: (1) for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, (2) for any period during which any emergency exists as a result of which it is not reasonably practicable for us to determine the investment experience for the contract, or (3) for such other periods as the Securities and Exchange Commission may by order permit for the protection of investors.

Additionally, we may defer for up to 15 days the payment of any amount attributable to a purchase payment made by check to allow the check reasonable time to clear. We may also defer payment of surrender proceeds payable out of the fixed account for a period of up to 6 months.

MISSTATEMENT OF AGE OR SEX AND OTHER ERRORS

If the Annuitant's age or sex was misstated, we pay the amount that the purchase payments paid would have purchased at the correct age and sex. If we make any overpayment because of incorrect information about age, or sex, or any other miscalculation, we deduct the overpayment from the next payment due. We add underpayments to the next payment. We will credit or charge the amount of any adjustment with interest at the rate of 3% annually.

ASSIGNMENT AND OWNERSHIP RIGHTS

Owners and payees may assign their rights and interests under a Qualified Contract only in certain narrow circumstances referred to in the contract. Contract owners and other payees may assign their rights and interests under Non-Qualified Contracts, including their ownership rights.

We do not take responsibility for the validity of any assignment. Owners and payees must make a change in ownership rights in writing and send it to our home office. The change will be effective on the date made, although we are not bound by a change until the date we record it.

The rights under a contract are subject to any assignment of record at our home office. An assignment or pledge of a contract may have adverse tax consequences. See below under "Federal Tax Matters."

BENEFICIARY

You may name or change a beneficiary or a contingent beneficiary before the annuity commencement date. You must send a written request of the change to First Fortis. Certain retirement programs may require spousal consent to name or change a beneficiary. In addition, applicable tax laws and regulations may limit the right to name a beneficiary other than the spouse. We are not responsible for the validity of any change. A change will take effect as of the date it is signed but will not affect any payment we make or action we take before receiving the written request. We also need the consent of any irrevocably named person before making a requested change.

Upon the death of a contract owner, or the Annuitant if the contract owner is a non-natural person, prior to the annuity commencement date, the beneficiary will be deemed to be as follows:

     - if there is a surviving contract owner, the surviving contract owner will be the beneficiary (this overrides any other beneficiary designation).

     - if there is no surviving contract owner, the beneficiary will be the beneficiary designated by the contract owner.

     - if there is no surviving contract owner and no surviving beneficiary who has been designated by the contract owner, the estate of the last surviving contract owner will be the beneficiary.

REPORTS

We will mail to the contract owner, at the last known address of record, any report required by applicable law or regulation. You should therefore give us prompt written notice of any address change. Each contract owner will also be sent an annual and a semi-annual report for the Portfolios and a list of the Portfolio securities held in each Portfolio. All reports will be mailed to the person receiving payments during the Annuity Period, rather than to the contract owner.

RIGHTS RESERVED BY FIRST FORTIS

We reserve the right to make certain changes if, in our judgement, they would best serve the interests of contract owners and Annuitants or would be appropriate in carrying out the purposes of the contract. We will make any change only as permitted by applicable laws. We will obtain your approval of the changes and approval from any appropriate regulatory authority if required by law. Examples of the changes we may make include:

     - to operate the Separate Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

     - to transfer any assets in any subaccount to another subaccount, or to one or more separate accounts, or to the fixed account; or to add, combine or remove subaccounts in the Separate Account.

     - to substitute, for the Portfolio shares held in any subaccount, the shares of another Portfolio or the shares of another investment company or any other investment permitted by law.

     - to make any changes required by the Internal Revenue Code or by any other applicable law in order to continue treatment of the contract as an annuity.

     - to change the time or times of day at which a Valuation Date is deemed to have ended.

     - to make any other necessary technical changes in the contract in order to conform with any action the above provisions permit us to take, including to change the way we assess charges, but without increasing, as to any then outstanding contract, the aggregate amount of the types of charges that we have guaranteed.

DISTRIBUTION

Fortis Investors, Inc. ("Fortis Investors") is the principal underwriter of the contracts. The contracts will be sold by individuals who are licensed by state insurance authorities to sell the contracts of First Fortis and (1) are registered representatives of Fortis Investors or (2) registered representatives of other broker-dealer firms or (3) representatives of other firms that are exempt from broker-dealer regulation. Fortis Investors and any other broker-dealer firms are (1) registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealers and (2) members of the National Association of Securities Dealers, Inc.

Fortis Investors will pay an allowance to its registered representatives and selling brokers in varying amounts. Fortis Investors does not expect the allowances under normal circumstances to exceed 4.75% of purchase payments plus a servicing fee of .25% of contract value per year, starting in the first contract year, and changing to .40% in the eighth policy year.

We and Fortis Investors may, under certain flexible compensation arrangements, pay lesser or greater selling allowances and larger or smaller service fees to our registered representatives and other broker dealer firms than as set forth above. However, in such case, these flexible compensation arrangements will have actuarial present values that are approximately equivalent to the amounts of the selling allowances set forth above. Additionally, registered representatives, broker-dealer firms, and exempt firms may qualify for additional compensation based upon meeting certain production standards. Fortis Investors may "chargeback" commissions paid to others if the contract upon which the commission was paid is surrendered or canceled within certain specified time periods.

First Fortis or Fortis Investors may also provide additional compensation to broker-dealers in connection with sales of contracts. Compensation may include financial assistance to broker-dealers in connection with (1) conferences, (2) sales or training programs for their employees, (3) seminars for the public, (4) advertising, (5) sales campaigns regarding contracts, and (6) other broker-dealer sponsored programs or events. Compensation may also include trips taken by invited sales representatives and their family members to locations within or without the United States for business meetings or seminars. First Fortis or Fortis Investors may pay travel expenses that arise from these trips.

Fortis Investors is an indirect subsidiary of Fortis (NL)N.V. and Fortis (B). Therefore, Fortis Investors is under common control with First Fortis. Fortis Investors' principal business address is 500 Bielenberg Drive, Woodbury, Minnesota 55115 and its mailing address is P.O. Box 64284, St. Paul, MN 55164.

FEDERAL TAX MATTERS

The following description is a general summary of the tax rules, primarily related to federal income taxes. These rules are based on laws, regulations, and interpretations that are subject to change at any time. This summary is not comprehensive. We do not intend it as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a qualified tax adviser as to the tax implications of taking any action under a contract or related retirement plan.

NON-QUALIFIED CONTRACTS

Section 72 of the Internal Revenue Code (the "Code") governs the taxation of annuities in general. Neither you nor any other person may exclude or deduct purchase payments under Non-Qualified Contracts from gross income. However, you are not currently taxed, until receipt, on any increase in the accumulated value of a Non-Qualified Contract that results from (1) the investment performance of the Separate Account or (2) interest credited to the fixed account. Contract owners who are not natural persons are taxed annually for any increase in the contract value subject to certain exceptions. You may wish to discuss this with your tax adviser.

The following discussion applies generally to contracts owned by natural persons.

In general, surrenders or partial withdrawals under contracts are taxed as ordinary income to the extent of the accumulated income or gain under the contract. If you assign or pledge any part of the contract value, you pay on the value so pledged or assigned to the same extent as a partial withdrawal.

With respect to annuity payment options, the tax consequences may vary depending on the option elected under the contract. Until the investment in the contract is recovered, generally only the portion of the annuity payment that represents the amount by which the contract value exceeds the "investment in the contract" will be taxed. In general, "investment in the contract" is the aggregate amount of purchase payments made. After recovery of the "investment in the contract", the full amount of any additional annuity payments is taxable.

For variable annuity payments in general, the taxable portion of each annuity payment (prior to recovery of the "investment in the contract") is the amount of the payment less the nontaxable portion. The nontaxable portion of each payment is the "investment in the contract" divided by the total number of expected annuity payments.

For fixed annuity payments in general, prior to recovery of the "investment in the contract," there is no tax on the amount of each payment that bears the same ratio to such payment that the "investment in the contract" bears to the total expected return under the contract. The remainder of each annuity payment is taxable. The taxable portion of a distribution (in the form of an annuity or a single sum payment) is taxed as ordinary income.

For purposes of determining the amount of taxable income resulting from distributions, all contracts and other annuity contracts we or our affiliates issue to you within the same calendar year will be treated as if they were a single contract.

You, or any other payee, will pay a 10% penalty on the taxable portion of a "premature distribution." Generally, an amount is a premature distribution unless the distribution is:

     - made on or after you or another payee reach age 59 1/2, or is

     - made to a beneficiary on or after your death, or is

     - made upon your disability or that of another payee, or is

     - part of a series of substantially equal annuity payments for your life or life expectancy, or the life or life expectancy of you or your beneficiary.

Premature distributions may result, for example, from:

     - an early annuity commencement date,

     - an early surrender or partial surrender of a contract,

     - an assignment of a contract,

     - the early death of an annuitant other than you or another person receiving annuity payments under the contract.

If you transfer ownership of a contract, or designate an Annuitant or a payee other than yourself, you may have certain income or gift tax consequences that are beyond the scope of this discussion. If you are contemplating any transfer or assignment of a contract, you should contact a competent tax adviser.

REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS

In order that a Non-Qualified Contract be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires:

     - if any person receiving annuity payments dies on or after the annuity commencement date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of the person's death; and

     - if you die prior to the annuity commencement date, the entire interest in the contract will be distributed:

       - within five years after your death, or

       - as annuity payments that will begin within one year of your death and will be made over your designated beneficiary's life or over a period not extending beyond the life expectancy of that beneficiary.

However, if the contract owner's designated beneficiary is the surviving spouse, the surviving spouse may continue the contract as the new contract owner. Where the contract owner or other person receiving payments is not a natural person, the required distributions under Section 72(s) apply on the death of the primary Annuitant.

The Internal Revenue Service has not issued regulations interpreting the requirements of Section 72(s). However, it has issued proposed regulations interpreting similar requirements for qualified plans. We intend to review and modify the contract if necessary to ensure that it complies with the requirements of Section 72(s) when clarified by regulation or otherwise.

Generally, the above requirements will be satisfied with a single sum payment where the death occurs prior to the annuity commencement date. A single sum payment will be subject to proof of the contract owner's death. The beneficiary, however, may elect by written request to receive an annuity option instead of a lump sum payment. However, if the election is not made within 60 days of the date the single sum death benefit otherwise becomes payable, the IRS may disregard the election for tax purposes and tax the beneficiary as if a single sum payment had been made.

QUALIFIED CONTRACTS

The contract may be used with several types of tax-qualified plans. The tax rules applicable to contract owners, Annuitants, and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, purchase payments made under a tax qualified plan on your behalf are excludible from your gross income during the Accumulation Period. The portion, if any, of any purchase payment that is not excluded from your gross income during the Accumulation Period constitutes your "investment in the contract."

When annuity payments begin, you will receive back your "investment in the contract," if any, as a tax-free return of capital. The Code provides which portion of each payment is taxable and which portion is tax free. These rules may vary depending on the type of tax qualified plan.

The contracts are available in connection with the following types of retirement plans:

     - Section 403(b) annuity plans for employees of certain tax-exempt organizations and public education institutions;

     - Section 401 or 403(a) qualified pension, profit-sharing, or annuity plans;

     - individual retirement annuities ("IRAs") under Section 408(b);

     - simplified employee pension plans ("SEPs") under Section 408(k);

     - SIMPLE IRA Plans under Section 408(p); and

     - Section 457 unfunded deferred compensation plans of tax-exempt organizations and private employer unfunded deferred compensation plans.

WITHHOLDING

Annuity payments and other amounts received under contracts are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Despite the recipient's election, the Code may require withholding from certain payments outside the United States. The Code may also require withholding from certain distributions from certain types of qualified retirement plans unless the proceeds are transferred directly from the qualified retirement plan to another qualified retirement plan. Moreover, special "backup withholding" rules may require that we disregard the recipient's election if the recipient fails to supply us with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the TIN provided by the recipient is incorrect.

PORTFOLIO DIVERSIFICATION

The United States Treasury Department has adopted regulations under Section 817(h) of the Code that set forth diversification requirements for the investments underlying the Non-Qualified Contracts. We believe that the investments will satisfy these requirements. Failure to do so would result in immediate taxation to you or another person of all income credited to Non-Qualified Contracts. Also, current regulations do not provide guidance as to any circumstances in which control over allocation of values among different investment alternatives may cause you or another person to be treated as the owners of Separate Account assets for tax purposes. We reserve the right to amend the contracts in any way necessary to avoid any such result. The Treasury Department has stated that it expects to establish standards in this regard through regulations or rulings. Such standards may apply only prospectively, although retroactive application is possible if the Treasury Department considered such standards not to embody a new position.

CERTAIN EXCHANGES

Section 1035 of the Code provides generally that no gain or loss will be recognized upon the exchange of a life insurance or annuity contract for an annuity contract. Thus, a properly completed exchange pursuant to the special annuity contract exchange form we provide for this purpose is not generally a taxable event under the Code. Moreover, your investment in the contract will be the same as your investment in the contract you exchanged out of.

Various provisions of the tax laws may "grandfather" certain annuity contracts. For example, certain annuity contracts issued before January 19, 1985 may not be subject to the distribution rules of Code Section 72(s), and certain distributions from contracts issued before the same date may not be subject to the 10% penalty tax for premature distributions. In addition, if a contract contained principal on August 13, 1982, that principal may generally be withdrawn in a partial distribution before the withdrawal of any taxable gain in the contract. These provisions may be lost if a grandfathered contract is exchanged for a non-grandfathered contract.

Certain contract exchanges are subject to Code Section 1035. Where an exchange is subject to this Code Section, certain grandfathered provisions may be preserved. If your exchange is subject to Section 1035, we may be able to assist you in preserving grandfathered provisions by "tracking" amounts accumulated through past purchase payments. Payments made before or after the effective date of the Tax Equity and Fiscal Responsibility Act of 1982 may have different tax consequences. Therefore, you must provide us with an accurate history of your past purchase payments.

Because of the complexity of these matters, you should consult a qualified tax adviser before making any exchange.

TAX LAW RESTRICTIONS AFFECTING SECTION 403(B) PLANS

Section 403(b)(11) of the Internal Revenue Code restricts the distribution under
Section 403(b) annuity contracts of:

(1) elective contributions made for years beginning after December 31, 1988;

(2) earnings on those contributions; and

(3) earnings on amounts held as of December 31, 1988.

Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, we may not distribute income attributable to elective contributions which accrues after December 31, 1988.

VOTING PRIVILEGES

In accordance with our view of current applicable law, we will vote shares of each of the portfolios attributable to a contract at regular and special meetings of the shareholders of a portfolio. We will vote those shares in proportion to instructions we receive from the persons having the voting interest in the contract as of the record date for the corresponding portfolio shareholders meeting. Contract owners have the voting interest during the Accumulation Period. Persons receiving annuity payments have the voting interest during the Annuity Period, and beneficiaries have the voting interest after the death of the Annuitant or contract owner. However, if the Investment Company Act of 1940 or any rules thereunder should be amended, or if the present interpretation thereof should change and as a result we deter-mine that we are permitted to vote shares of the portfolios in our own right, we may elect to do so.

We determine the number of shares of a portfolio attributable to a contract as follows:

     - During the Accumulation Period, we divide the amount of contract value in a subaccount by the net asset value of one share of the portfolio corresponding to that subaccount. We make this calculation as of the record date for the applicable portfolio.

     - During the Annuity Period, or after the death of the Annuitant or owner, we make a similar calculation. However, for subaccount value, we use the liability for future variable annuity payments allocable to that subaccount as of the record date for the applicable portfolio. We calculate the liability for future variable annuity payments on the basis of the following on the record date:

       - mortality assumptions,

       - the assumed interest rate used in determining the number of Annuity Units under the contract, and

       - the applicable Annuity Unit value.

During the Annuity Period, the number of votes attributable to a contract will generally decrease since funds set aside to make the annuity payments will decrease.

We will vote shares for which we have not received timely instructions, and we will vote shares that we can attribute to excess amounts we have accumulated in the related subaccount. We will vote these shares in proportion to the voting instructions which we receive for all contracts and other variable annuity contracts participating in a portfolio. To the extent that we or any affiliated company holds any shares of a portfolio, those shares will be voted in the same proportion as instructions for that portfolio from all our policy owners holding voting interests in that portfolio. Shares held by separate accounts other than the Separate Account will in general be voted in accordance with instructions of participants in such other separate accounts. This diminishes the relative voting influence of the contracts.

Each person having a voting interest in a subaccount of the Separate Account will receive proxy material, reports and other materials relating to the appropriate portfolio. Under the procedures described above, these persons may give instructions regarding:

     - the election of the Board of Directors of the portfolios,

     - ratification of the selection of a portfolio's independent auditors,

     - the approval of the investment managers of a portfolio,

     - changes in fundamental investment policies of a portfolio, and

     - all other matters that are put to a vote of portfolio shareholders.

STATE REGULATION

We are subject to regulation and supervision by the Insurance Department of the State of New York, which periodically examines our affairs.

LEGAL MATTERS

David A. Peterson, Esquire, Vice President and Assistant General Counsel with our legal department has passed on the legality of the contracts described in this prospectus. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised First Fortis on certain federal securities law matters.

CONTENTS OF STATEMENT OF ADDITIONAL
INFORMATION

First Fortis...................................
Calculation of Annuity Payments................
Services.......................................
  - Safekeeping of Separate Account Assets.....
  - Experts....................................
  - Principal Underwriter......................
Limitation On Allocations......................
Change of Investment Adviser or Investment
  Policy.......................................
Taxation Under Certain Retirement Plans........
Other Information..............................
Financial Statements...........................
APPENDIX A--Performance Information............

APPENDIX A--SAMPLE DEATH BENEFIT CALCULATIONS

                                                                EXAMPLE 1    EXAMPLE 2
DATE OF DEATH IS THE 3RD CONTRACT ANNIVERSARY:                  ---------    ---------
  a. Purchase Payments Made Prior to Date of Death               $30,000      $30,000
  b. Contract Value on Date of Death                             $20,000      $37,000
  c. 1 Year Ratchet Option Value                                 $35,000      $37,000
Death Benefit is larger of a, b, and c                           $35,000      $37,000

                                                                EXAMPLE 1    EXAMPLE 2
DATE OF DEATH IS THE 5TH CONTRACT ANNIVERSARY:                  ---------    ---------
  a. Purchase Payments Made Prior to Date of Death               $30,000      $30,000
  b. Contract Value on Date of Death                             $32,000      $35,000
  c. 1 Year Ratchet Option Value                                 $36,000      $35,000
Death Benefit is larger of a, b, and c                           $36,000      $35,000

                                                                EXAMPLE 1    EXAMPLE 2
DATE OF DEATH IS THE 10TH CONTRACT ANNIVERSARY:                 ---------    ---------
  a. Purchase Payments Made Prior to Date of Death               $30,000      $30,000
  b. Contract Value on Date of Death                             $20,000      $40,000
  c. 1 Year Ratchet Option Value                                 $34,000      $40,000
Death Benefit is larger of a, b, and c                           $34,000      $40,000

APPENDIX B--EXPLANATION OF EXPENSE CALCULATIONS

The expense for a given year is calculated by multiplying the projected beginning of the year policy value by the total expense rate. The total expense rate is the sum of the variable account expense rate plus the total Portfolio expense rate.

The policy values are projected by assuming a single payment of $1,000 grows at an annual rate equal to 5% reduced by the total expense rate described above

For example, the 3 year expense for the Federated Prime Money Fund II for a contract issue when all owners are less than 61 years old at the time of purchase is calculated as follows:

--------------------------------------------------------------------------------
         Total Variable Account Annual Expenses                        1.20%
--------------------------------------------------------------------------------
     +   Total Portfolio Operating Expenses
--------------------------------------------------------------------------------
     =   Total Expense Rate
--------------------------------------------------------------------------------

Year 1 Beginning Policy Value = $1000.00
Year 1 Expense = $1000.00 X      = $

Year 2 Beginning Policy Value = $
Year 2 Expense = $     X      = $20.60

Year 3 Beginning Policy Value = $
Year 3 Expense = $     X      = $

So the cumulative expenses for years 1-3 for the Federated Prime Money Fund II are equal to:
     $     + $     + $     = $

If the contract is surrendered, the surrender charge is the surrender charge percentage times the purchase payment minus the 10% free withdrawal amount:

Surrender Charge Percentage X (Initial Premium - 10% Free Withdrawal) = Surrender Charge
     0.07 X ($1000.00 - $100.00) = $63.00

So the total expense if surrendered is $     + $     = $

APPENDIX C--PRO RATA ADJUSTMENTS

Pro rata adjustments are made for withdrawals in calculating the death benefit payable under the contract. The benefit is described under the section of this prospectus entitled Benefit Payable on Death of Owner (or Annuitant).

Under the death benefit set forth as (2) in that section, the pro rata adjustment for a given withdrawal is equal to:

     (a) the withdrawn amount, divided by

     (b) the contract value immediately before the amount was withdrawn, the result multiplied by

     (c) the aggregate amount of all prior purchase payments less pro rata adjustments for all prior withdrawals.

Under the death benefit set forth as (3) in that section, the pro rata adjustment for a given withdrawal is equal to

     (a) the withdrawn amount, divided by

     (b) the contract value immediately before the amount was withdrawn, the result multiplied by

     (c) the quantity equal to:

         (i) the contract value on the anniversary, plus

         (ii) purchase payments made since the anniversary and before withdrawal, minus

        (iii) pro rata adjustments for withdrawals made since the anniversary and before the given withdrawal.

APPENDIX D--PARTICIPATING PORTFOLIOS

FEDERATED INSURANCE SERIES

Federated Insurance Series is an open-end management investment company. It was established as a Massachusetts business trust under a Declaration of Trust dated September 15, 1999. Federated Advisers is the investment adviser for all of its portfolios other than Federated International Equity Fund II, which is advised by Federated Global Research Corp.

AMERICAN LEADERS FUND II

Investment Objective: Seeks to achieve long-term growth of capital with a secondary objective to provide income. It invests, under normal conditions, at least 65% of its total assets in common stock of "blue-chip" companies.

GROWTH STRATEGIES FUND II

Investment Objective: Capital appreciation. It invests at least 65% of its assets in equity securities of companies with prospects for above-average growth in earnings and dividends or companies where significant fundamental changes are taking place.

UTILITY FUND II

Investment Objective: To achieve high current income and moderate capital appreciation. It invests primarily in a professionally managed, diversified portfolio of equity and debt securities of utility companies.

PRIME MONEY FUND II

Investment Objective: To provide current income consistent with stability of principal and liquidity. It invests exclusively in a portfolio of money market instruments maturing in 397 days or less.

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II

Investment Objective: Seeks to provide current income. Under normal circumstances, it invests at least 65% of the value of its total assets in securities issued or guaranteed as to payment of principal and interest by the U.S. Government, its agencies or instrumentalists.

HIGH INCOME BOND FUND II

Investment Objective: To seek high current income. It invests primarily in a professionally managed, diversified portfolio of fixed income securities. The fixed income securities in which it invests are lower-rated corporate debt obligations, which are commonly referred to as "junk bonds."

INTERNATIONAL EQUITY FUND II

Investment Objective: To obtain a total return on its assets. It invests at least 65% of its assets (and under normal market conditions substantially all of its assets) in equity securities of issuers located in at least three different countries outside of the United States.

EQUITY INCOME FUND II

Investment Objective: To provide above average income and capital appreciation. It invests at least 65% of its assets in income-producing equity securities.

STRATEGIC INCOME FUND II

Investment Objective: To seek a high level of current income by investing in three categories of fixed income securities: domestic investment grade, domestic non-investment grade corporate and foreign.

SMALL CAP STRATEGIES FUND II

Investment Objective: To seek capital appreciation by investing primarily in equity securities of small cap companies.

         Individual Flexible Premium Deferred Variable Annuity Contracts
                          Triple Crown Variable Annuity
                                    Issued by

                       FIRST FORTIS LIFE INSURANCE COMPANY
                          (AND ITS VARIABLE ACCOUNT A)
                       STATEMENT OF ADDITIONAL INFORMATION

                                   May 1, 2000


This Statement of Additional Information is not a Prospectus. It is intended that this Statement of Additional information be read in conjunction with the Prospectus for a flexible premium deferred variable annuity contract ("Contract"), dated May 1, 2000. A copy of the Prospectus may be obtained without charge from Fortis Investors, Inc. 1-800-800-2000, ext. 3057; mailing address: P.O. Box 64272, St. Paul, MN 55164 or First Fortis Life Insurance Company ("First Fortis") 1-800-745-8248, mailing address: P.O.Box 3249, Syracuse, NY 13220. The Contracts are issued by First Fortis through its Variable Account A (the "Separate Account").


TABLE OF CONTENTS


First Fortis.............................................................2
Calculation of Annuity Payments..........................................2
Services
  - Safekeeping of Separate Account Assets...............................3
  - Principal Underwriter ...............................................3
Change of Investment Adviser or Investment Policy........................3
Taxation Under Certain Retirement Plans..................................4
Other Information........................................................8
Financial Statements.....................................................8
Appendix A - Performance Information...................................A-1

In order to supplement the description in the Prospectus, the following provides additional information about the Contract and other matters which may be of interest to Contract Owners, Annuitants and Beneficiaries. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Special Terms Used in This Prospectus."

FIRST FORTIS

First Fortis Life Insurance Company, the issuer of the Contracts, is a New York corporation qualified to sell life insurance and annuity contracts in New York. First Fortis is a wholly-owned subsidiary of Fortis, Inc. Fortis, Inc. is a corporation based in New York, which manages the United States operations of Fortis (NL) N.V. and Fortis (B). Fortis, Inc. is wholly-owned by Fortis International, Inc., which is in turn wholly-owned by Sycamore Insurance Holding N.V. The latter is 50% owned by Fortis (NL) N.V. and 50% owned, through certain subsidiaries, by Fortis (B).

Fortis (NL) N.V. is a publicly-traded, multi-national insurance and financial services group headquartered in The Netherlands. Fortis (NL) N.V. is an international financial services firm that has been in business since 1847. It is one of the largest holding companies in Europe with subsidiary companies in twelve countries on four continents. Fortis (NL) N.V. is the third largest insurance company in The Netherlands. Fortis (B) is a multi-national insurance, real estate and financial services firm that has been in business since 1824. It has subsidiary companies in eight countries. Fortis (B) is one of the largest life insurance companies in Belgium. Fortis (NL) N.V. and Fortis (B) have combined assets of approximately $xxx billion.

Best's Insurance Reports has assigned First Fortis a rating of A (Excellent) for financial position and operating performance. First Fortis has a rating of AA-from Standard & Poor's. As defined by Standard & Poor's, insurers rated AA-offer "very strong financial strength." These ratings represent such rating agencies' independent opinion of First Fortis' financial strength and ability to meet policy holder obligations, but have no relevance to the performance and quality of the assets in Subaccounts of the Variable Account.

CALCULATION OF ANNUITY PAYMENTS

FIXED ANNUITY OPTION

The amount of each annuity payment under a Fixed Annuity Option is fixed and guaranteed by First Fortis. Monthly fixed annuity payments will start as of the end of the Valuation Period that contains the Annuity Commencement Date. At that time, the Contract Value of the Contract is computed and that portion of the Contract Value which will be applied to the Fixed Annuity Option selected is determined. The amount of the first monthly payment under the Fixed Annuity Option selected will be at least as large as would result from using the annuity tables contained in the Contract to apply such amount of Contract Value to the annuity form selected. The dollar amounts of any fixed annuity payments after the first are specified during the entire period of annuity payments according to the provisions of the annuity form selected.

VARIABLE ANNUITY OPTION

Annuity Units. To the extent a Variable Annuity Option has been selected, we convert the Accumulation Units for each Subaccount of the Separate Account into Annuity Units for each Subaccount at their values determined as of the end of the Valuation Period which contains the Annuity Commencement Date. As of such time, any Fixed Account Value to be applied to a Variable Annuity Option is also converted to Annuity Units in the Subaccounts selected based on the then-current Annuity Unit value. The initial number of Annuity Units in each Subaccount is determined by dividing the amount of the initial monthly variable annuity payment (see "Variable Annuity Option--Variable Annuity Payments," below) allocable to that Subaccount by the value of one Annuity Unit in that Subaccount as of the time of the conversion. The number of Annuity Units for each Subaccount will remain constant, as long as an annuity remains in force and the allocation among the Subaccounts has not changed.

The value of each Subaccount's Annuity Units will vary to reflect the investment experience of that Subaccount as well as charges deducted from the Subaccount. The value of each Subaccount's Annuity Units is equal to the prior value of the Subaccount's Annuity Units multiplied by the net investment factor for that Subaccount (discussed in the Prospectus under "Contract Value") for the Valuation Period ending on that Valuation Date, with an offset for the 4% assumed interest rate used in the annuity tables of the Contract.

Variable Annuity Payments. Variable annuity payments start at the end of the Valuation Period that contains the Annuity Commencement Date, and will vary in amount as the related Annuity Unit values vary. The amount of the first monthly payment is shown on the annuity tables contained in the Contract for each $1,000 of Contract Value applied to the Variable Annuity Option selected as of the end of such Valuation Period. The first variable annuity payment is, in effect, allocated among the Subaccounts in the same proportion as the Contract Value is allocated among the Subaccounts upon commencement of annuity payments.

Payments after the first will vary in amount and are determined on the first Valuation Date of each subsequent monthly period. If the monthly payment under the annuity form selected is based on the value of Annuity Units of a single Subaccount, the monthly payment is found by multiplying the number of the Contract's Annuity Units for that Subaccount by the Annuity Unit value of such Subaccount as of the first Valuation Date in each monthly period following the Annuity Commencement Date. If the monthly payment under the Variable Annuity Option selected is based upon the value of Annuity Units in more than one Subaccount, this is repeated for each applicable Subaccount. The sum of these payments is the variable annuity payment.

GENDER OF ANNUITANT

The amount of each annuity payment ordinarily will be higher for a male Annuity than for a female Annuitant of the same age with an otherwise identical Contract. This is because, statistically, females tend to have longer life expectancies than males. We will make available contracts with no such differences in connection with certain employer-sponsored benefit plans. Employers should be aware that, under most such plans, Contracts that make distinctions based on gender are prohibited by law.

SERVICES

SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

Title to the assets of the Separate Account is held by First Fortis. The assets of the Separate Account are kept segregated and held separate and apart from First Fortis' other assets.

PRINCIPAL UNDERWRITER

Fortis Investors, Inc. ("Fortis Investors"), the principal underwriter of the Contracts, is a Minnesota corporation and a member of the Securities Investors Protection Corporation. The offering of the Contracts is continuous, and Fortis Investors does not anticipate discontinuing the offering of the Contracts, although it reserves the right to do so. First Fortis paid a total of $1,355,423 and $x,xxx,xxx to Fortis Investors for annuity distribution services during 1998 and 1999, respectively. Of this total the sum of $101,176 and $xxx,xxx for the year 1998 and 1999, respectively, was not reallowed to other broker dealers. Contracts will be issued for Annuitants from ages zero to ninety.


CHANGE OF INVESTMENT ADVISER OR INVESTMENT POLICY

Unless otherwise required by law or regulation, and subject to Fortis Advisers, Inc.'s right to terminate its investment advisory arrangements with Fortis Series, neither the investment adviser nor any investment policy may be changed without the consent of First Fortis. No investment policy will be changed unless a statement of change is filed with and approved by the Insurance Commissioner of the State of New York. The Contract Owner (or, after annuity payments start, the Annuitant) will be notified of any material investment policy change which has been approved. Notification of an investment policy change will be provided to Contract Owners prior to its implementation by the Separate Account if Contract Owner comment or vote is required for such change.

TAXATION UNDER CERTAIN RETIREMENT PLANS

Federal income tax information concerning the purchase of Contracts for specific types of retirement plans is set forth below. You should also refer to "Federal Tax Matters" in the Prospectus. The tax information provided is not comprehensive, and you should consult a qualified tax adviser before taking any action in connection with a retirement plan.

SECTION 403(B) ANNUITIES FOR EMPLOYEES OF CERTAIN TAX-EXEMPT ORGANIZATIONS OR PUBLIC EDUCATIONAL INSTITUTIONS

Purchase Payments. Under Section 403(b) of the Internal Revenue Code ("Code"), payments made by certain employers (i.e., tax-exempt organizations meeting the requirements of Section 501(c)(3) of the Code, or public educational institutions) to purchase Contracts for their employees are excludible from the gross income of employees to the extent that such aggregate purchase payments do not exceed certain limitations prescribed by the Code. This is the case whether the purchase payments are a result of voluntary salary reduction amounts or employer contributions. Salary reduction payments are, however, subject to FICA (social security) taxes.

Taxation of Distributions. Distributions from a Section 403(b) tax-deferred annuity contract are taxed as ordinary income to the recipient as described under "Federal Tax Matters" in the Prospectus. Taxable distributions received before the employee attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are excepted from this penalty tax, including distributions following the employee's death, disability, separation from service after age 55, separation from service at any age if the distribution is in the form of an annuity for the life (or life expectancy) of the employee (or the employee and Beneficiary) and distributions not in excess of deductible medical expenses. In addition, no distributions of voluntary salary reduction amounts made for years after December 31, 1988 (plus earnings thereon and earnings on Contract values as of December 31, 1988) will be permitted prior to one of the following events: attainment of age 59 1/2 by the employee or the employee's separation from service, death, disability or hardship. (Hardship distributions will be limited to the lesser of the amount of the hardship or the amount of salary reduction contributions, exclusive of earnings thereon.)

Required Distributions. Generally, distributions from Section 403(b) annuities must commence not later than April 1 of the calendar year following the calendar year in which the employee attains age 70 1/2, and such distributions must be made over a period that does not exceed the life expectancy of the employee (or the employee and Beneficiary). A penalty tax of 50% would be imposed on any amount by which the minimum required distribution in any year exceeded the amount actually distributed in that year. In addition, in the event that the employee dies before his or her entire interest in the Contract has been distributed, the employee's entire interest must be distributed in accordance with rules similar to those applicable upon the death of the Contract Owner in the case of a Non-Qualified Contract, as described in the Prospectus. Certain of these and other provisions are incorporated in a special endorsement attached to Contracts that are intended to qualify under Section 403(b), and reference should be made to that endorsement for its complete terms.

Tax-Free Exchanges and Rollovers. The Code provides for the tax-free exchange of one Section 403(b) annuity contract for another Section 403(b) annuity contract, and the IRS has ruled (Revenue Ruling 90-24) that amounts transferred may qualify as tax-free transfers under certain circumstances. In addition, Section 403(b)(8) of the Code permits tax-free rollovers from Section 403(b) programs to individual retirement annuities or other Section 403(b) programs under certain circumstances.

SECTION 401 QUALIFIED PENSION, PROFIT-SHARING OR ANNUITY PLANS

Purchase Payments. Subject to certain limitations prescribed by the Code, purchase payments made by an employer (or a self-employed individual) under a pension, profit-sharing or annuity plan qualified under Section 401 or Section 403(a) of the Code are generally deductible by the employer and excluded from the taxable income of the employee for federal income tax purposes, whether made under a salary reduction agreement or directly by employer contributions. Salary reduction payments are, however, subject to FICA (social security) taxes. Purchase payments made directly by an employee generally are made on an after-tax basis.

Taxation of Distributions. Distributions from Contracts purchased under these qualified plans are taxable as ordinary income, except to the extent allocable to an employee's after-tax contributions, as described under "Federal Tax Matters--Qualified Plans," in the Prospectus. However, if an employee or other payee receives a "lump sum" distribution, as defined in the Code, from an exempt employees' trust, the taxable portion of the distribution may be subject to special tax treatment. For most individuals receiving lump sum distributions after attaining age 59 1/2, the rate of tax may be determined under a special 5-year income averaging provision. Those who attained age 50 by January 1, 1986 may instead elect to use a 10-year income averaging provision based on the income tax rates in effect for 1986. Taxable distributions received prior to attainment of age 59 1/2 under a Contract purchased under a qualified plan are subject to the same 10% penalty tax (and the same exceptions) as described above with respect to Section 403(b) annuity contracts.

Required Distributions. The minimum distribution requirements for these qualified plans are generally the same as described above with respect to
Section 403(b) annuity contracts.

Tax-Free Rollovers. If, within 60 days of receipt, an employee who receives a single sum distribution transfers all of the taxable amount received to another plan qualified under Section 401 or 403(a), or to an individual retirement account or annuity as provided for under the Code, the transferred amount will not be taxed in the year of distribution. Certain "partial" distributions may also qualify for tax-free rollover treatment, but only if transferred to an individual retirement account or annuity. However, income tax may be required to be withheld from the distribution unless the distribution is transferred directly from the qualified plan to an individual retirement account or annuity.

INDIVIDUAL RETIREMENT ANNUITIES

Purchase Payments. Individuals may make contributions for individual retirement annuity ("IRA") Contracts. Deductible contributions for any year may be made up to the lesser of $2,000 or 100% of compensation for individuals who (1) are not (and whose spouses are not) active participants in another retirement plan, (2) are unmarried and have adjusted gross income of $25,000 or less, or (3) are married and have adjusted gross income of $40,000 or less. An individual may also establish an IRA for his or her spouse if they file a joint return for the taxable year and his or her spouse earns less than the individual does for that year. The annual purchase payments for both spouses' Contracts cannot exceed the lesser of $4,000 or 100% of the couple's combined earned income, and no more than $2,000 may be contributed to either spouse's IRA for any year. Individuals who are active participants in other retirement plans and whose adjusted gross income (with certain special adjustment) exceed the cut-off point ($25,000 for unmarried, $40,000 for married persons filing jointly, and $0 for married persons filing a separate return) by less than $10,000 are entitled to make deductible IRA contributions in proportionately reduced amounts. For example, a married individual who is an active participant in another retirement plan and files a separate tax return is entitled to a partial IRA deduction if the individual's adjusted gross income is less than $10,000 and no IRA deduction if his or her adjusted gross income is equal to or greater than $10,000.

An individual may make non-deductible IRA contributions to the extent of (1) the lesser of $2,000 ($4,000 in the case of a spousal IRA) or 100% of compensation over (2) the IRA deductible contribution made with respect to the individual.


An individual may not make any contributions to his/her own IRA for the year in which he/she reaches age 70 1/2 or for any year thereafter. Contributions to a spouse's IRA may not be made for any year in which that spouse reaches age
70 1/2 or for any year thereafter.

Taxation of Distributions. Distributions from IRA Contracts are taxed as ordinary income to the recipient, although special rules exist for the tax-free return of non-deductible contributions. In addition, taxable distributions received under an IRA Contract prior to age 59 1/2 are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are exempted from this penalty tax including distributions following the owner's death or disability or distribution in the form of an annuity for the life (or life expectancy) of the owner (or the owner and beneficiary), or distributions not in excess of deductible medical expenses or certain distributions to pay health insurance premiums after an extended period of unemployment.

Required Distributions. The minimum distribution requirements for IRAs are generally the same as described above with respect to Section 403(b) annuity contracts. Certain of these and other provisions are incorporated in a special endorsement attached to IRA Contracts, and reference should be made to that endorsement for its complete terms.

Tax-Free Rollovers. The Code permits funds to be transferred in a tax-free rollover from a qualified employer pension, profit-sharing, annuity, bond purchase or tax-deferred annuity plan to an IRA Contract if certain conditions are met, and if the rollover of assets is completed within 60 days after the distribution from the qualified plan is received. In addition, not more frequently than once every twelve months, amounts may be rolled over tax-free from one IRA to another, subject to the 60-day limitation and other requirements. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA custodians or trustees.

SIMPLIFIED EMPLOYEE PENSION PLANS

Purchase Payments. Under Section 408(k) of the Code, employers may establish a type of IRA plan referred to as a simplified employee pension plan (SEP). Employer contributions to a SEP cannot exceed the lesser of $24,000 or 15% of the employee's earned income. Employees of certain small employers may have contributions made to a special kind of SEP (SARSEP) on their behalf on a salary reduction basis if the SARSEP plan was in effect on December 31, 1996. These salary reduction contributions may not exceed $9,500 in 1997, which is indexed for inflation. Employees of tax-exempt organizations and state or local government agencies have never been eligible for the salary reduction type of SEP.

Taxation of Distributions. Generally, distribution payments from SEPs are subject to the same distribution rules described above for IRAs.

Required Distributions. SEP distributions are subject to the same minimum required distribution rules described above for IRAs.

Tax-Free Rollovers. Generally, rollovers and direct transfers may be made to and from SEPs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers to other IRAs, excluding SIMPLE IRAs are also possible. Special rules apply if the rollover is from a SARSEP IRA.

SECTION 408(P) SIMPLE IRA PLANS

Purchase Payments: Under Section 408(p) of the Code, small employers may establish a type of IRA plan referred to as a Savings Incentive Match Plan for Employees (SIMPLE Plan). An employee may contribute annually through his or her employer a pre-tax salary reduction contribution not to exceed the lesser of $6,000 or 100% of compensation. The employer must annually either (1) match the employee contribution dollar for dollar up to 3% of pay, or (2) make a 2% of pay contribution for each eligible employee regardless of whether the employee makes any salary reduction contribution. In two out of every five years, the employer has the option to reduce the matching contribution as low as 1% of pay but advance notice must be provided to employees.

Taxation of Distributions: Generally, distributions from SIMPLE IRA Plans are subject to the same distribution rules described above for IRAs. However, if an individual withdraws any amount from his SIMPLE IRA Plan within the first two years of his or her commencement of participation in the employer's SIMPLE IRA Plan, the 10% penalty tax for premature distribution, if such tax applies, will be increased to 25%.

Required Distributions: SIMPLE distributions are subject to the same minimum distribution rules described above for IRAs.

Tax-Free Rollovers: Generally, rollovers and direct transfers may be made to and from SIMPLE IRAs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers or transfers to other IRAs, other than SIMPLE IRAs, are also possible but only after the second anniversary of commencement of participation in the employer's SIMPLE IRA Plan.

SECTION 457 UNFUNDED DEFERRED COMPENSATION PLANS OF PUBLIC EMPLOYERS AND TAX-EXEMPT ORGANIZATIONS

Purchase Payments. Under Section 457 of the Code, all individuals who perform services for a state or local government or governmental agency may participate in a deferred compensation program. Other tax-exempt employers may establish unfunded deferred compensation plans under Section 457 for employees and/or independent contractors.

Though not actually a qualified plan as that term is normally used, this type of program allows individuals to defer the receipt of compensation that otherwise would be currently payable and therefore to defer the payment of federal income taxes on such amounts. Assuming that the program meets the requirements to be considered an eligible deferred compensation plan (an "EDCP"), an individual may contribute (and thereby defer from current income for tax purposes) the lesser of $7,500 or 33-1/3% of the individual's includible compensation. (Includible compensation means compensation from the employer which would be currently includible in gross income for federal tax purposes.) In addition, during the last three years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted.

The amounts which are deferred may be used by the employer to purchase the Contracts offered by this Prospectus. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The employee has no rights or interest in the Contract and is entitled only to payment in accordance with the EDCP provisions.

Taxation of Distributions. Amounts received by an individual from an EDCP are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

Distributions Before Separation from Service. Distributions generally are not permitted under an EDCP prior to separation from service or reaching age 70 1/2, except in cases of severe financial hardship. Hardship distributions are includible in the gross income of the individual in the year in which paid.

Required Distributions. The distribution requirements for these qualified plans are generally the same as described above with respect to Section 403(b) annuity contracts. However, if distributions do not commence before the employee's death, the entire interest in the Contract must be distributed within 15 years if the beneficiary is not the employee's surviving spouse.

Tax-Free Transfers. The Code permits the tax-free direct transfer of EDCP amounts to another EDCP, subject to certain conditions. Any transfer must be with employer consent.

PRIVATE EMPLOYER UNFUNDED DEFERRED COMPENSATION PLANS

Purchase Payments. Private taxable employers may establish unfunded, non-qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. Certain arrangements of tax-exempt employers entered into prior to August 16, 1986, and not subsequently modified, are also subject to the rules for private taxable employer deferred compensation plans discussed below. (Unfunded deferred compensation plans of other tax-exempt employers are generally subject to the requirements of Section 457.)

These types of programs allow individuals to defer receipt of up to 100% of compensation which would otherwise be includible in income and therefore to defer the payment of federal income taxes on such amounts. Purchase payments made by the employer, however are not immediately deductible by the employer, and the employer is currently taxed on any increase in Contract Value.

Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Contract and is entitled only to payment from the employer's general assets in accordance with plan provisions.

Taxation of Distributions. Amounts received by an individual from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

First Fortis relies upon a SEC no-action letter dated December 22, 1988 providing relief from certain restrictions provided in the Investment Company Act of 1940 relative to restrictions on redemptions and it complies with its conditions.

The computer systems First Fortis uses to process policy transactions and valuations need to be adjusted to be able to continue to administer its policies after Year 2000. First Fortis is devoting all resources necessary to make these systems modifications and expects that the necessary changes will be completed on time and in a way that will result in no disruption to its policy servicing operations. However, as is the case with most system conversion projects, risks and uncertainties exist, due in part to reliance on third party vendors. Nonperformance by any of these entities, or other unforeseen circumstances, could have a material adverse impact on First Fortis' ability to perform its policy servicing operations. First Fortis is closely monitoring these entities to avoid any unforeseen circumstances.

FINANCIAL STATEMENTS

The financial statements of First Fortis that are included in this Statement of Additional Information should be considered only as bearing on the ability of First Fortis to meet its obligations under the Contracts.

                                     PART C
                                OTHER INFORMATION

Item 24.          Financial Statements and Exhibits

         a.       Financial Statements

                  Included in Part A:

                  None

                  Included in Part B:

                  With Respect to First Fortis Life Insurance Company:
                  (To be filed by Pre-Effective Amendment)

                           Report of Independent Auditors
                           Balance Sheets as of December 31, 1999 and 1998 Statements of Operations for the years ended
                                    December 31, 1999, 1998 and 1997
                           Statements of Changes in Shareholder's Equity for the
                                    years ended December 31, 1999, 1998, and
                                    1997
                           Statements of Cash Flows for the years ended December
                                    31, 1999, 1998 and 1997
                           Notes to Financial Statements

                  With Respect to Separate Account A of First Fortis Life Insurance Company:
                  (To be filed by Pre-Effective Amendment)

                           Report of Independent Auditors
                           Statement of Net Assets for the year ended December
                                    31, 1999
                           Statement of Changes in Net Assets for the years
                                    ended December 31, 1999 and December 31,
                                    1998
                           Notes to Financial Statements

         b.       Exhibits:

                  1. Resolution of the Board of Directors of First Fortis Life Insurance Company effecting the establishment of Variable Account A. (Incorporated by reference from registrant's Form N-4 registration statement, File No. 33-71686, filed April 11, 1994.)

                  2.       Not applicable.

                  3.       (a)      Form of Principal Underwriter and Servicing
                                    Agreement -- included as part of
                                    Pre-Effective Amendment No. 1 to the Form
                                    N-4 Registration Statement of the registrant filed April 11, 1994, File No. 33-71686, and incorporated herein by reference.

                           (b) Form of Dealer Sales Agreement -- included as part of Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement of the registrant filed April 11, 1994, File No. 33-71686, and incorporated herein by reference.

                           (c) Form of Supplement to Dealer Sales Agreement -- included as part of Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement of the registration filed April 11, 1994, File No. 33-71686, and incorporated herein by reference.

                  4.       (a)      Form of Combination Fixed and Variable
                                    Annuity Contract -- to be filed by
                                    Pre-Effective Amendment.

                           (b) Form of IRA Endorsement -- filed as a part of this Form N-4, Registration Statement No. 33-71688 on April 27, 1995, and incorporated by reference.

                           (c) Form of Section 403(b) Annuity Endorsement -- filed as a part of this Form N-4, Registration Statement No. 33-71688 on April 27, 1995, and incorporated by reference.

                           (d) Form of Automatic Portfolio Rebalancing Endorsement -- filed as a part of this Form N-4, Registration Statement No. 33-71688 on April 27, 1995, and incorporated by reference.

                           (e) Form of Systematic Withdrawal Option Endorsement -- filed as a part of this Form N-4, Registration Statement No. 33-71688 on April 27, 1995, and incorporated by reference.

                           (f) Form of Systematic Transfer Endorsement -- filed as a part of this Form N-4, Registration Statement No. 33-71688 on April 27, 1995, and incorporated by reference.

                  5. Form of Application to be used in connection with Contract filed as Exhibit 4 (a) -- to be filed by Pre-Effective Amendment.

                  6.       (a)      Charter First Fortis Life Insurance Company
                                    -- filed as a part of Form 10-K, File No.
                                    33-71690 on March 29, 1996, and incorporated by reference.

                           (b) By-laws of First Fortis Life Insurance Company. (Incorporated by reference from Form N-4 Registration Statement No. 33-71686, filed on November 15, 1993.)

                  7.       None.

                  8. Administrative Service Agreement -- filed as a part of Form 10-K, File No. 33-71690 on March 29, 1996, and incorporated by reference.

                  9. Opinion and consent of David A. Peterson, Esq., Corporate Counsel of Fortis Benefits Insurance Company, as to the legality of the securities being registered -- (Incorporated by reference from Form N-4, Registration Statement No. 33-71688, filed on November 15, 1993.)

                  10.      (a)      Consent of Ernst & Young LLP--to be filed by
                                    Pre-Effective Amendment.

                           (b) Power of Attorney for Messrs. Rutherfurd, Freedman and Madame Gharib. (Incorporated by reference from Form N-4 registration statement No. 33-71686 filed on November 15, 1993.)

                           (c) Power of Attorney for Messrs. Gardner, Nelson and Galston. (Incorporated by reference from Form N-4 registration statement No. 33-71686 filed April 11, 1994.)

                  11.      Not applicable.

                  12.      Not applicable.

                  13. Schedules of computation of each performance quotation provided in the registration statement pursuant to Item 21 -- none.

Item 25.          Directors and Officers of First Fortis

         The directors, executive officers, and other officers of First Fortis are listed below.

Name and Principal
 Business Address
-----------------

Officer-Director                               Office With Depositor
----------------                               ---------------------

Robert B. Pollock (3)                          President, Chief Executive
                                               Officer and Director

                                               Chairman of Board
Allen R. Freedman (3)

Terry J. Kryshak (2)                           Sr. Vice President and Chief
                                               Administrative Officer

Larry M. Cains (3)                             Treasurer

Other Directors
---------------
Susie Gharib
CNBC
424 W. 33rd Street
New York, NY  1001

Dale Edward Gardner
Gardner & Buhl
Bridge Street
Roxbury, NY  12474

Kenneth W. Nelson
Tech Products, Inc.
15 Beach Street
Staten Island, NY 10304

Clarence Elkus Galston
10 Longwood Drive, Apt. 330
Westwood, MA 02090

Barbara R. Hege (3)                            Chief Financial Officer
One Chase Manhattan Plaza
New York, NY  10005

Esther L. Nelson
C/o Glimmerglass Opera
7300 State Highway 80
Cooperstown, NY  13326

Other Officers                                 Secretary
--------------

Jerome A. Atkinson (3)

Melissa J. Hall (3)                            Assistant Treasurer

Paula M. SeGuin (2)                            Assistant Secretary

Katherine L. Greenzang (3)                     Assistant Secretary

Kevin Borchert (4)                             Corporate Actuary

Dianna Duvall (4)                              Officer

Sheryle Ohme                                   Officer
Fortis Benefits Insurance Company
Minneapolis Benefit Center
6600 France Avenue South
Minneapolis, MN  55435
                                               Officer
Tom Vargo (4)
                                               Officer
Brad Johnson (4)
-----------------------------
(1)      Address: Fortis Benefits Insurance Company, 500 Bielenberg Drive,
                  Woodbury, MN 55125.

(2)      Address: 308 Maltbie St., Suite 200, Syracuse, NY 13204.

(3)      Address: Fortis, Inc., One Chase Manhattan Plaza, New York, NY 10005.

(4)      Address: Fortis Benefits Insurance Company, 2323 Grand Boulevard,
                  Kansas City, MO  64108
--------------------------------
Item 26. Persons Controlled by or Under Control with the Depositor or
         Registrant

Separate Account A of First Fortis Life Insurance Company is a separate account of First Fortis. This separate account, and Fortis Series Fund, Inc. may be deemed to be controlled by First Fortis, although First Fortis follows voting instructions of variable insurance contract owners with respect to voting on certain important matters in connection with these entities. This separate account is created under New York law and is the funding media for variable annuity contracts issued by First Fortis.

The chart indicating the persons controlled by or under common control with First Fortis included as part of Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement of the registrant filed April 11, 1994, File 33-71686 and is incorporated herein by reference. First Fortis has no subsidiaries.

Items 27.         Number of Contract Owners

         None.

Item 28.          Indemnification

Pursuant to the Principal Underwriter and Administrative Servicing Agreement filed as Exhibit 3(a) and (b) to this Registration Statement and incorporated by this reference, First Fortis has agreed to indemnify Fortis Investors (and its agents, employees, and controlling persons) for damages and expenses arising out of certain material misstatements and omissions in connection with the offer and sale of the Contracts, unless the misstatement or omission was based on information supplied by Fortis Investors; provided, however, that no such indemnity will be made to Fortis Investors or its controlling persons for liabilities to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations under such agreement. This indemnity could apply to certain directors, officers or controlling persons of the Separate Account by virtue of the fact that they are also agents, employees or controlling persons of Fortis Investors. Pursuant to the Principal Underwriter and Servicing Agreement, Fortis Investors has agreed to indemnify Separate Account A, First Fortis, and each of its officers, directors and controlling persons for damages and expenses (1) arising out of certain material misstatements and omissions in connection with the offer and sale of the Contracts, if the misstatement or omission was based on information furnished by Fortis Investors or (2) otherwise arising out of Fortis Investors' negligence, bad faith, willful misfeasance or reckless disregard of its responsibilities. Pursuant to its Dealer Sales Agreements, a form of which is filed as Exhibit 3
(c) and (d) to this registration statement and is incorporated herein by this reference, firms that sell the Contracts agree to indemnify First Fortis, Fortis Investors, the Separate Account, and their officers, directors, employees, agents, and controlling persons from liabilities and expenses arising out of the wrongful conduct or omissions of said selling firm or its officers, directors, employees, controlling persons or agents.

Also, First Fortis' By-Laws (see Article VII, which is incorporated herein by reference from Exhibit 6(b) to this Registration Statement) provide for indemnity and payment of expenses of First Fortis' officers and directors in connection with certain legal proceedings, judgments, and settlements arising by reason of their service as such, all to the extent and in the manner permitted by law. Applicable New York law generally permits payment of such indemnification and expenses if the person seeking indemnification has acted in good faith and for a purpose that he reasonably believed to be in, or not opposed to, the best interests of the Company, and, in a criminal proceeding, if the person seeking indemnification also has no reasonable cause to believe his conduct was unlawful. No indemnification is further permitted if there has been an adjudication, and a judgement rendered adverse to the individual seeking indemnification, finding that the acts were committed in bad faith, as the result of active and deliberate dishonesty, or that there was personal gain, financial profit, or other advantage which he or she was not otherwise legally entitled.

Insofar as indemnification for any liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of First Fortis or the Separate Account pursuant to the foregoing provisions, or otherwise, First Fortis and the Separate Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by First Fortis of expenses incurred or paid by a director, officer or controlling person of First Fortis or the Separate Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.          Principal Underwriters

         (a) Fortis Investors, Inc. is the principal underwriter for Variable Account A. Fortis Investors, Inc. also acts as the principal underwriter for the following registered investment companies (in addition to Separate Account A and Fortis Series Fund, Inc.): Variable Account C and D of Fortis Benefits Insurance Company, Fortis Advantage Portfolios, Inc., Fortis Equity Portfolios, Inc., Fortis Fiduciary Fund, Inc., Fortis Growth Fund, Inc., Fortis Money Portfolios, Inc., Fortis Tax-Free Portfolios, Inc., and Fortis Income Portfolios, Inc.

         (b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Fortis Investors, Inc.:

Name and Principal                             Positions and Offices
 Business Address                                 With Underwriter
------------------                             ---------------------

Roger W. Arnold*                               Sr. Vice President

Robert W. Beltz, Jr.*                          Vice President and Director

Jeffrey R. Black*                              Business Development and Sales
                                               Desk Officer

Mark C. Cadalbert*                             Compliance Officer

Tamara L. Fagely*                              Vice President

Joanne M. Herron*                              Assistant Treasurer

John E. Hite*                                  Vice President, Secretary &
                                               General Counsel

Carol M. Houghtby*                             Vice President, Treasurer and
                                               Director

Dean C. Kopperud*                              President and Director

Christine D. Pawlenty*                         Custom Solutions Group Officer

Mary B. Petersen*                              2nd Vice President

Jennifer R. Relien*                            Assistant Secretary
------------------------
*        Address: 500 Bielenberg Drive, Woodbury, MN 55125.

         (c) None.

Item 30.          Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 and 31a-3 thereunder are maintained by First Fortis, Fortis Investors, Inc. and Fortis Advisers, Inc., at 500 Bielenberg Drive, Woodbury, Minnesota 55125 and 220 Salina Meadows Parkway, Suite 255, Syracuse, New York 13220.

Item 31.          Management Services

First Fortis entered into an Administrative Services Agreement with Fortis Benefits Insurance Company which is dated March 1, 1994 and which has been subsequently amended. Pursuant to that agreement, Fortis Benefits provides certain management and management support services, as generally described below, to First Fortis and Fortis Benefits is reimbursed by First Fortis for these services on the basis of Fortis Benefits' costs, apportioned on an equitable basis, for providing those services. Those services which Fortis Benefits provides pursuant to that agreement relating to First Fortis' group life, health, and disability insurance business and its individual annuity business are generally as follows: (1) in-house legal services, (2) computer hardware and systems services for maintenance of corporate accounting and policyholder records, and (3) training services for new products. Fortis Benefits additionally provides actuarial services, including product development, pricing, valuation and compliance services, relating to First Fortis' individual annuity business. Prior to 1994, Fortis Benefits provided more extensive services to First Fortis relating to its group life, health, and disability insurance business.

Additionally, pursuant to an agreement with Fortis, Inc. and Fortis Advisers, Inc., Fortis, Inc. and Fortis Advisers, Inc. provides First Fortis with investment and general management services.

First Fortis paid the above described affiliates the following sums for those described services for its fiscal years ended December 31, 1997, December 31, 1998, and December 31, 1999, respectively: $2,568,000 and $1,712,000 and
$             .

Item 32.          Undertakings

         The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
                  (2) a toll-free phone number, postcard, or similar written communication affixed to or included in the Prospectus that the applicant can call or remove to send for a Statement of Additional Information;

         (c) to deliver a Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         First Fortis Life Insurance Company represents:

         (a) that the fees and charges imposed under the provisions of the Contract covered by this registration statement, in the aggregate, are reasonable in relation to the services to be rendered by the Registrant associated with the Contracts, the expenses to be incurred by the Registrant associated with the Contracts, and the risks assumed by the Registrant associated with the Contracts.

The Registrant intends to rely on the no-action response dated November 28, 1988 from Ms. Angela C. Goelzer of the Commission staff to the American Council of Life Insurance concerning the redeemability of Section 403(b) annuity contracts and the Registrant has complied with the provisions of paragraphs (1) - (4) thereof.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the Town of Salina, County of Onondaga, State of New York on this 17th day of December, 1999.

                                       SEPARATE ACCOUNT A OF
                                       FIRST FORTIS LIFE INSURANCE COMPANY
                                             (Registrant)
                                       By: FIRST FORTIS LIFE INSURANCE COMPANY


                                       By:   /s/ Robert B. Pollock
                                          --------------------------------------
                                             Robert B. Pollock
                                             President and Chief Executive
                                              Officer
                                             (Principal Executive Officer)

                                       FIRST FORTIS LIFE INSURANCE COMPANY
                                             (Depositor)


                                       By:   /s/ Robert B. Pollock
                                          --------------------------------------
                                             President and Chief Executive
                                              Officer
                                             (Principal Executive Officer)

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this amended Registration Statement has been signed by the following persons, in the capacities indicated, on December 17, 1999.



Signature                                   Title With First Fortis
---------                                   -----------------------

  /s/                                       President, Chief Executive Officer
----------------------------------          and Director
Robert B. Pollock                           (Principal Executive Officer)

  /s/
----------------------------------
Terry J. Kryshak                            Sr. Vice President and Chief
                                            Administrative Officer and Director


  /s/
----------------------------------
Larry M. Cains                              Treasurer and Director
                                            (Principal Financial Officer)


  /s/
----------------------------------          Chief Financial Officer
Barbara R. Hege                             (Principal Accounting Officer)

*
 ---------------------------------
 Allen Royal Freedman                       Chairman of Board and Director



*
 ---------------------------------
 Susie Gharib                               Director



*
 ---------------------------------
 Dale Edward Gardner                        Director



*
 ---------------------------------          Director
 Kenneth Warwick Nelson




----------------------------------          Director
 Esther L. Nelson



*
 ---------------------------------
 Clarence Elkus Galston                     Director



*By   /s/
    ------------------------------
     Terry J. Kryshak
     Attorney-in-fact

                                  EXHIBIT INDEX


None.